FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 5, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA feeding dreams and lives



Pão de Açúcar
minuto
Pão de Açúcar
Pão de Açúcar
fresh
extra
MERCADO
mini
extra

Individual and Consolidated Financial Statement for the Year Ended September 30, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

(Free Translation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira de Distribuição

Number of Shares (thousand)	Current Quarter 09/30/2024
Share Capital	
Common	490,177
Preferred	0
Total	490,177
Treasury Shares	
Common	160
Preferred	0
Total	160

Individual Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

Code	Description	Current Quarter 09/30/2024	Previous Year 12/31/2023
1	Total Assets	19,533,000	21,942,000
1.01	Current Assets	5,202,000	6,927,000
1.01.01	Cash and Cash Equivalents	1,723,000	2,794,000
1.01.02	Financial Investments	15,000	499,000
1.01.02.01	Financial Investments Measured Fair Value	15,000	499,000
1.01.03	Accounts Receivable	322,000	486,000
1.01.03.01	Trade Receivables	280,000	420,000
1.01.03.02	Other Receivables	42,000	66,000
1.01.04	Inventories	2,011,000	1,951,000
1.01.06	Recoverable Taxes	676,000	1,028,000
1.01.08	Other Current Assets	455,000	169,000
1.01.08.01	Assets Held for Sale	192,000	0
1.01.08.03	Other	263,000	169,000
1.01.08.03.04	Others assets	263,000	169,000
1.02	Noncurrent Assets	14,331,000	15,015,000
1.02.01	Long-term Assets	5,181,000	5,270,000
1.02.01.04	Accounts Receivable	895,000	810,000
1.02.01.04.02	Other Accounts Receivable	895,000	810,000
1.02.01.07	Deferred Taxes	1,132,000	1,051,000
1.02.01.09	Credits with Related Parties	216,000	241,000
1.02.01.10	Other Noncurrent Assets	2,938,000	3,168,000
1.02.01.10.04	Recoverable Taxes	2,398,000	2,534,000
1.02.01.10.05	Restricted deposits for legal proceedings	408,000	513,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	0	1,000
1.02.01.10.07	Other Noncurrent Assets	132,000	120,000
1.02.02	Investments	1,229,000	1,276,000
1.02.02.01	Investments in Associates	1,229,000	1,276,000
1.02.02.01.02	Investments in Subsidiaries	1,229,000	1,276,000
1.02.03	Property and Equipment, Net	6,110,000	6,562,000
1.02.03.01	Property and Equipment in Use	3,084,000	3,465,000
1.02.03.02	Leased Properties Right-of-use	3,026,000	3,097,000
1.02.04	Intangible Assets, net	1,811,000	1,907,000
1.02.04.01	Intangible Assets	1,811,000	1,907,000
1.02.04.01.02	Intangible Assets	1,509,000	1,586,000
1.02.04.01.03	Intangible Right-of-use	302,000	321,000

Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

Code	Description	Current Quarter 09/30/2024	Previous Year 12/31/2023
2	Total Liabilities	19,533,000	21,942,000
2.01	Current Liabilities	6,170,000	6,129,000
2.01.01	Payroll and Related Taxes	385,000	368,000
2.01.02	Trade payables, net	2,423,000	3,201,000
2.01.02.01	Local Trade Payables	2,423,000	3,201,000
2.01.02.01.01	Trade payable, net	2,314,000	2,677,000
2.01.02.01.02	Trade payable, agreement	109,000	524,000
2.01.03	Taxes and Contributions Payable	395,000	404,000
2.01.04	Borrowings and Financing	1,660,000	972,000
2.01.05	Other Liabilities	1,179,000	1,184,000
2.01.05.01	Payables to Related Parties	127,000	206,000
2.01.05.02	Other	1,052,000	978,000
2.01.05.02.08	Financing Related to Acquisition of Assets	125,000	112,000
2.01.05.02.09	Deferred Revenue	114,000	37,000
2.01.05.02.12	Other Accounts Payable	345,000	356,000
2.01.05.02.17	Lease Liability	468,000	473,000
2.01.07	Liabilities related to assets held for sale	128,000	0
2.01.07.01	Liabilities on Non-current Assets for Sale	128,000	0
2.02	Noncurrent Liabilities	9,337,000	11,096,000
2.02.01	Borrowings and Financing	2,656,000	4,302,000
2.02.02	Other Liabilities	5,155,000	4,571,000
2.02.02.02	Others	5,155,000	4,571,000
2.02.02.02.03	Taxes payable in installments	626,000	69,000
2.02.02.02.06	Other Payables	280,000	270,000
2.02.02.02.07	Other Noncurrent Liabilities	485,000	410,000
2.02.02.02.09	Lease Liability	3,764,000	3,822,000
2.02.04	Provisions	1,466,000	2,148,000
2.02.06	Deferred Revenue	60,000	75,000
2.03	Shareholders' Equity	4,026,000	4,717,000
2.03.01	Share Capital	2,511,000	1,807,000
2.03.02	Capital Reserves	-68,000	26,000
2.03.02.04	Stock Option	35,000	26,000
2.03.02.07	Capital Reserve	-103,000	0
2.03.04	Earnings Reserve	2,886,000	5,329,000
2.03.04.01	Legal Reserve	190,000	190,000
2.03.04.05	Retention of Profits Reserve	-1,000	155,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	113,000	625,000
2.03.04.12	Transactions with non-controlling interests	0	1,775,000
2.03.05	Retained Earnings/ Accumulated Losses	-1,303,000	-2,443,000
2.03.08	Other comprehensive income	0	-2,000

Individual Interim Financial Information / Statement of Operations
R$ (in thousands)

Code	Description	Current Quarter 07/01/2024 to 09/30/2024	Year to date current period 01/01/2024 to 09/30/2024	Previous Quarter 07/01/2023 to 09/30/2023	Year to date previous period 01/01/2023 to 09/30/2023
3.01	Net operating revenue	4,460,000	13,475,000	4,353,000	12,849,000
3.02	Cost of sales	-3,235,000	-9,787,000	-3,208,000	-9,522,000
3.03	Gross Profit	1,225,000	3,688,000	1,145,000	3,327,000
3.04	Operating Income/Expenses	-1,168,000	-3,682,000	-663,000	-2,797,000
3.04.01	Selling Expenses	-734,000	-2,240,000	-720,000	-2,210,000
3.04.02	General and administrative expenses	-146,000	-442,000	-146,000	-386,000
3.04.05	Other Operating Expenses	-311,000	-1,077,000	-297,000	-866,000
3.04.05.01	Depreciation and Amortization	-260,000	-767,000	-251,000	-743,000
3.04.05.03	Other operating expenses, net	-51,000	-310,000	-46,000	-123,000
3.04.06	Share of Profit of associates	23,000	77,000	500,000	665,000
3.05	Profit from operations before net financial expenses	57,000	6,000	482,000	530,000
3.06	Net Financial expenses	-321,000	-968,000	-176,000	-845,000
3.07	Income (loss) before income tax and social contribution	-264,000	-962,000	306,000	-315,000
3.08	Income tax and social contribution	11,000	30,000	177,000	373,000
3.08.01	Current	-3,000	-50,000	-107,000	-203,000
3.08.02	Deferred	14,000	80,000	284,000	576,000
3.09	Net Income from continued operations	-253,000	-932,000	483,000	58,000
3.10	Net Income (loss) from discontinued operations	-58,000	-371,000	-1,778,000	-2,026,000
3.10.01	Net Income (loss) from Discontinued Operations	-58,000	-371,000	-1,778,000	-2,026,000
3.11	Net Income for the period	-311,000	-1,303,000	-1,295,000	-1,968,000
3.99	Earnings per Share - (Reais/Share)				
3.99.01	Basic Earnings per Share				
3.99.01.01	ON	-0.5513	-3.02046	-4.79665	-7.28944
3.99.02	Diluted Earnings per Share				
3.99.02.01	ON	-0.5513	-3.02046	-4.79665	-7.28944

Individual Interim Financial Information / Statement of Comprehensive Income
R$ (in thousands)

Code	Description	Current Quarter 07/01/2024 to 09/30/2024	Year to date current period 01/01/2024 to 09/30/2024	Previous Quarter 07/01/2023 to 09/30/2023	Year to date previous period 01/01/2023 to 09/30/2023
4.01	Net income for the Period	-311,000	-1,303,000	-1,295,000	-1,968,000
4.02	Other Comprehensive Income	1,000	2,000	263,000	329,000
4.02.02	Foreign Currency Translation	0	0	261,000	328,000
4.02.08	Other Comprehensive Income	1,000	2,000	2,000	1,000
4.03	Total Comprehensive Income for the Period	-310,000	-1,301,000	-1,032,000	-1,639,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 09/30/2024	Year to date previous period 01/01/2023 to 09/30/2023
6.01	Net Cash Operating Activities	98,000	310,000
6.01.01	Cash Provided by the Operations	1,080,000	587,000
6.01.01.01	Net Income for the Period	-1,303,000	-1,968,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	-80,000	-652,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	190,000	-65,000
6.01.01.04	Depreciation/Amortization	861,000	839,000
6.01.01.05	Interest and Inflation Adjustments	1,040,000	1,235,000
6.01.01.06	Adjustment to Present Value	-2,000	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.1)	-77,000	-665,000
6.01.01.08	Provision for Risks	373,000	216,000
6.01.01.10	Share-based Payment	9,000	11,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1)	2,000	3,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-36,000	7,000
6.01.01.14	Other Operating Expenses	235,000	0
6.01.01.15	Deferred Revenue	-15,000	-20,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-117,000	-68,000
6.01.01.18	Gain in disposal of subsidiaries	0	1,715,000
6.01.02	Changes in Assets and Liabilities	-982,000	-277,000
6.01.02.01	Accounts Receivable	137,000	22,000
6.01.02.02	Inventories	-43,000	47,000
6.01.02.03	Recoverable Taxes	489,000	69,000
6.01.02.04	Other Assets	-102,000	-17,000
6.01.02.05	Related Parties	-46,000	31,000
6.01.02.06	Restricted Deposits for Legal Proceeding	85,000	99,000
6.01.02.07	Trade Payables	-777,000	-668,000
6.01.02.08	Payroll and Related Taxes	17,000	69,000
6.01.02.09	Taxes and Social Contributions Payable	-316,000	17,000
6.01.02.10	Payments of provision for risk	-615,000	-119,000
6.01.02.11	Deferred Revenue	77,000	12,000
6.01.02.12	Other Payables	-12,000	31,000
6.01.02.14	Financial Applications	0	-110,000
6.01.02.15	Received Dividends and Interest on own capital	124,000	240,000
6.02	Net Cash of Investing Activities	232,000	118,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-441,000	-538,000
6.02.03	Increase in Intangible Assets (Note 15)	-70,000	-99,000
6.02.04	Sales of Property and Equipment	259,000	764,000
6.02.08	Cash in the deconsolidation of Éxito	0	-9,000
6.02.11	Financial Applications	484,000	0
6.03	Net Cash of Financing Activities	-1,401,000	-1,183,000
6.03.01	Capital Increase	659,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	446,000	484,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,400,000	-675,000
6.03.04	Interest Paid	-446,000	-304,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 09/30/2024	Year to date previous period 01/01/2023 to 09/30/2023
6.03.07	Acquisition of companies	0	-3,000
6.03.09	Payment of lease liability (Note 21.2)	-660,000	-685,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-1,071,000	-755,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,794,000	3,632,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,723,000	2,877,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2024 to 09/30/2024
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000
5.02	Prior year adjustments	0	0	0	0	0	0
5.03	Adjusted opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000
5.04	Capital Transactions with Shareholders	704,000	-94,000	0	0	0	610,000
5.04.01	Capital Increases	704,000	0	0	0	0	704,000
5.04.03	Share based expenses	0	9,000	0	0	0	9,000
5.04.09	Public offering costs	0	-103,000	0	0	0	-103,000
5.05	Total Comprehensive Income	0	0	0	-1,303,000	2,000	-1,301,000
5.05.01	Net Income for the Period	0	0	0	-1,303,000	0	-1,303,000
5.05.02	Other Comprehensive Income	0	0	0	0	2,000	2,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	2,000	2,000
5.06	Internal Changes of Shareholders' Equity	0	0	-2,443,000	2,443,000	0	0
5.06.04	Compensation for losses from previous years	0	0	-2,443,000	2,443,000	0	0
5.07	Closing Balance	2,511,000	-68,000	2,886,000	-1,303,000	0	4,026,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 09/30/2023
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.02	Prior year adjustments	0	0	0	0	0	0
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000
5.04	Capital Transactions with Shareholders	-4,054,000	-297,000	-1,961,000	0	1,422,000	-4,890,000
5.04.03	Share based expenses	0	11,000	0	0	0	11,000
5.04.09	Desconsolidation Éxito	-6,659,000	0	5,000	0	1,331,000	-5,323,000
5.04.10	Desconsolidation Cnova	0	0	0	0	91,000	91,000
5.04.11	Hyperinflationary economy effect	0	0	385,000	0	0	385,000
5.04.13	Disco subsidiary PUT valuation	0	0	-54,000	0	0	-54,000
5.04.14	Transfer between share capital and capital reserves (Note 23)	2,605,000	-308,000	-2,297,000	0	0	0
5.05	Total Comprehensive Income	0	0	0	-1,968,000	329,000	-1,639,000
5.05.01	Net Income for the Period	0	0	0	-1,968,000	0	-1,968,000
5.05.02	Other Comprehensive Income	0	0	0	0	329,000	329,000
5.05.02.04	Foreign currency translation	0	0	0	0	328,000	328,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	0	0	0	0	0	0
5.07	Closing Balance	1,807,000	21,000	5,329,000	-2,140,000	-1,000	5,016,000

Individual Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 09/30/2024	Year to date previous period 01/01/2023 to 09/30/2023
7.01	Revenues	14,628,000	14,640,000
7.01.01	Sales of Goods, Products and Services	14,361,000	13,840,000
7.01.02	Other Revenues	265,000	797,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	3,000
7.02	Products Acquired from Third Parties	-11,243,000	-11,713,000
7.02.01	Costs of Products, Goods and Services Sold	-9,512,000	-9,408,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,731,000	-2,305,000
7.03	Gross Value Added	3,385,000	2,927,000
7.04	Retention	-856,000	-830,000
7.04.01	Depreciation and Amortization	-856,000	-830,000
7.05	Net Value Added Produced	2,529,000	2,097,000
7.06	Value Added Received in Transfer	-149,000	-946,000
7.06.01	Share of Profit of Subsidiaries and Associates	77,000	665,000
7.06.02	Financial Revenue	145,000	415,000
7.06.03	Other	-371,000	-2,026,000
7.07	Total Value Added to Distribute	2,380,000	1,151,000
7.08	Distribution of Value Added	2,380,000	1,151,000
7.08.01	Personnel	1,873,000	1,777,000
7.08.01.01	Direct Compensation	1,153,000	1,063,000
7.08.01.02	Benefits	264,000	211,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	108,000	102,000
7.08.01.04	Other	348,000	401,000
7.08.02	Taxes, Fees and Contributions	686,000	58,000
7.08.02.01	Federal	-152,000	-296,000
7.08.02.02	State	684,000	266,000
7.08.02.03	Municipal	154,000	88,000
7.08.03	Value Distributed to Providers of Capital	1,124,000	1,284,000
7.08.03.01	Interest	1,118,000	1,271,000
7.08.03.02	Rentals	6,000	13,000
7.08.04	Value Distributed to Shareholders	-1,303,000	-1,968,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-1,303,000	-1,968,000

Consolidated Interim Financial Information /Balance Sheet - Assets
R$ (in thousands)

Code	Description	Current Quarter 09/30/2024	Previous Year 12/31/2023
1	Total Assets	19,674,000	22,050,000
1.01	Current Assets	5,876,000	7,523,000
1.01.01	Cash and Cash Equivalents	2,289,000	2,971,000
1.01.02	Financial Investments	15,000	777,000
1.01.02.01	Financial Investments Measured Fair Value	15,000	777,000
1.01.03	Accounts Receivable	374,000	573,000
1.01.03.01	Trade Receivables	321,000	458,000
1.01.03.02	Other Receivables	53,000	115,000
1.01.04	Inventories	2,011,000	1,952,000
1.01.06	Recoverable Taxes	720,000	1,078,000
1.01.08	Other Current Assets	467,000	172,000
1.01.08.01	Non-Current Assets for Sale	204,000	0
1.01.08.03	Other	263,000	172,000
1.01.08.03.04	Others assets	263,000	172,000
1.02	Noncurrent Assets	13,798,000	14,527,000
1.02.01	Long-term Assets	5,015,000	5,113,000
1.02.01.04	Accounts Receivable	895,000	810,000
1.02.01.04.02	Other Accounts Receivable	895,000	810,000
1.02.01.07	Deferred Taxes	1,158,000	1,078,000
1.02.01.09	Credits with Related Parties	5,000	52,000
1.02.01.10	Other Noncurrent Assets	2,957,000	3,173,000
1.02.01.10.04	Recoverable Taxes	2,413,000	2,536,000
1.02.01.10.05	Restricted deposits for legal proceedings	412,000	517,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	0	1,000
1.02.01.10.07	Other Noncurrent Assets	132,000	119,000
1.02.02	Investments	789,000	864,000
1.02.02.01	Investments in Associates	789,000	864,000
1.02.03	Property and Equipment, Net	6,116,000	6,577,000
1.02.03.01	Property and Equipment in Use	3,090,000	3,476,000
1.02.03.02	Leased Properties Right-of-use	3,026,000	3,101,000
1.02.04	Intangible Assets, net	1,878,000	1,973,000
1.02.04.01	Intangible Assets	1,878,000	1,973,000
1.02.04.01.02	Intangible Assets	1,576,000	1,652,000
1.02.04.01.03	Intangible Right-of-use	302,000	321,000

Consolidated Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

Code	Description	Current Quarter 09/30/2024	Previous Year 12/31/2023
2	Total Liabilities	19,674,000	22,050,000
2.01	Current Liabilities	6,295,000	6,225,000
2.01.01	Payroll and Related Taxes	397,000	381,000
2.01.02	Trade payables, net	2,483,000	3,253,000
2.01.02.01	Local Trade Payables	2,483,000	3,253,000
2.01.02.01.01	Trade payable, net	2,374,000	2,729,000
2.01.02.01.02	Trade payable, agreement	109,000	524,000
2.01.03	Taxes and Contributions Payable	403,000	410,000
2.01.04	Borrowings and Financing	1,660,000	972,000
2.01.05	Other Liabilities	1,220,000	1,209,000
2.01.05.01	Payables to Related Parties	6,000	85,000
2.01.05.02	Other	1,214,000	1,124,000
2.01.05.02.08	Financing Related to Acquisition of Assets	125,000	112,000
2.01.05.02.09	Deferred Revenue	258,000	168,000
2.01.05.02.12	Lease liability	366,000	370,000
2.01.05.02.17	Lease Liability	465,000	474,000
2.01.07	Liabilities related to assets held for sale	132,000	0
2.01.07.01	Liabilities on Non-current Assets for Sale	132,000	0
2.02	Noncurrent Liabilities	9,345,000	11,103,000
2.02.01	Borrowings and Financing	2,656,000	4,302,000
2.02.02	Other Liabilities	5,158,000	4,575,000
2.02.02.02	Others	5,158,000	4,575,000
2.02.02.02.03	Taxes payable in installments	626,000	69,000
2.02.02.02.06	Pensio Plan	280,000	270,000
2.02.02.02.07	Other Noncurrent Liabilities	485,000	410,000
2.02.02.02.09	Other Payable Accounts	3,767,000	3,826,000
2.02.04	Provisions	1,471,000	2,151,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,471,000	2,151,000
2.02.06	Profits and Revenues to be Appropriated	60,000	75,000
2.03	Shareholders' Equity	4,034,000	4,722,000
2.03.01	Share Capital	2,511,000	1,807,000
2.03.02	Capital Reserves	-68,000	26,000
2.03.02.04	Stock Option	35,000	26,000
2.03.02.07	Capital Reserve	-103,000	0
2.03.04	Earnings Reserve	2,886,000	5,329,000
2.03.04.01	Legal Reserve	190,000	190,000
2.03.04.05	Retention of Profits Reserve	-1,000	155,000
2.03.04.07	Tax Incentive Reserve	2,584,000	2,584,000
2.03.04.10	Expansion Reserve	113,000	625,000
2.03.04.12	Transactions with non-controlling interests	0	1,775,000
2.03.05	Retained Earnings/ Accumulated Losses	-1,303,000	-2,443,000
2.03.08	Other comprehensive income	0	-2,000
2.03.09	Non-Controlling interests	8,000	5,000

Consolidated Interim Financial Information / Statement of Operations
R$ (in thousands)

Code	Description	Current Quarter 07/01/2024 to 09/30/2024	Year to date current period 01/01/2024 to 09/30/2024	Previous Quarter 07/01/2023 to 09/30/2023	Year to date previous period 01/01/2023 to 09/30/2023
3.01	Net operating revenue	4,494,000	13,569,000	4,371,000	12,909,000
3.02	Cost of sales	-3,250,000	-9,815,000	-3,210,000	-9,529,000
3.03	Gross Profit	1,244,000	3,754,000	1,161,000	3,380,000
3.04	Operating Income/Expenses	-1,192,000	-3,769,000	-363,000	-2,745,000
3.04.01	Selling Expenses	-735,000	-2,243,000	-721,000	-2,201,000
3.04.02	General and administrative expenses	-157,000	-484,000	-156,000	-420,000
3.04.05	Other Operating Expenses	-317,000	-1,091,000	-303,000	-877,000
3.04.05.01	Depreciation and Amortization	-265,000	-780,000	-254,000	-752,000
3.04.05.03	Other operating expenses, net	-52,000	-311,000	-49,000	-125,000
3.04.06	Share of Profit of associates	17,000	49,000	817,000	753,000
3.05	Profit from operations before net financial expenses	52,000	-15,000	798,000	635,000
3.06	Net Financial expenses	-311,000	-928,000	-169,000	-838,000
3.07	Income (loss) before income tax and social contribution	-259,000	-943,000	629,000	-203,000
3.08	Income tax and social contribution	7,000	14,000	175,000	365,000
3.08.01	Current	-8,000	-66,000	-108,000	-206,000
3.08.02	Deferred	15,000	80,000	283,000	571,000
3.09	Net Income from continued operations	-252,000	-929,000	804,000	162,000
3.10	Net Income (loss) from discontinued operations	-58,000	-371,000	-2,090,000	-1,995,000
3.10.01	Net Income (loss) from Discontinued Operations	-58,000	-371,000	-2,090,000	-1,995,000
3.11	Net Income for the period	-310,000	-1,300,000	-1,286,000	-1,833,000
3.11.01	Attributable to Controlling Shareholders - continued operations	-311,000	-1,303,000	-1,295,000	-1,968,000
3.11.02	Attributable to Non-controlling Shareholders - discontinued operations	1,000	3,000	9,000	135,000
3.99	Earnings per Share - (Reais/Share)				
3.99.01	Basic Earnings per Share				
3.99.01.01	ON	-0.5513	-3.02046	-4.79665	-7.28944
3.99.02	Diluted Earnings per Share				
3.99.02.01	ON	-0.5513	-3.02046	-4.79665	-7.28944

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 07/01/2024 to 09/30/2024	Year to date current period 01/01/2024 to 09/30/2024	Previous Quarter 07/01/2023 to 09/30/2023	Year to date previous period 01/01/2023 to 09/30/2023
4.01	Net income for the Period	-310,000	-1,300,000	-1,286,000	-1,833,000
4.02	Other Comprehensive Income	1,000	2,000	380,000	595,000
4.02.02	Foreign Currency Translation	0	0	378,000	594,000
4.02.08	Other Comprehensive Income	1,000	2,000	2,000	1,000
4.03	Total Comprehensive Income for the Period	-309,000	-1,298,000	-906,000	-1,238,000
4.03.01	Attributable to Controlling Shareholders	-310,000	-1,301,000	-1,032,000	-1,639,000
4.03.02	Attributable to Non-Controlling Shareholders	1,000	3,000	126,000	401,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 09/30/2024	Year to date previous period 01/01/2023 to 09/30/2023
6.01	Net Cash Operating Activities	224,000	-599,000
6.01.01	Cash Provided by the Operations	1,139,000	1,455,000
6.01.01.01	Net Income for the Period	-1,300,000	-1,833,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	-80,000	-547,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	189,000	-55,000
6.01.01.04	Depreciation/Amortization	876,000	850,000
6.01.01.05	Interest and Inflation Adjustments	1,054,000	1,540,000
6.01.01.06	Adjustment to Present Value	-2,000	-1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 13.1)	-49,000	-684,000
6.01.01.08	Provision for Risks	373,000	207,000
6.01.01.10	Share-based Payment	9,000	11,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1 anda 9.1)	2,000	19,000
6.01.01.13	Allowance for obsolescence and damages (Note 10.1)	-36,000	13,000
6.01.01.14	Other Operating Expenses	235,000	0
6.01.01.15	Deferred Revenue	-15,000	-74,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-117,000	-73,000
6.01.01.18	Gain in disposal of subsidiaries	0	2,082,000
6.01.02	Changes in Assets and Liabilities	-915,000	-2,054,000
6.01.02.01	Accounts Receivable	135,000	86,000
6.01.02.02	Inventories	-43,000	137,000
6.01.02.03	Recoverable Taxes	484,000	-68,000
6.01.02.04	Other Assets	-65,000	7,000
6.01.02.05	Related Parties	-36,000	-8,000
6.01.02.06	Restricted Deposits for Legal Proceeding	85,000	107,000
6.01.02.07	Trade Payables	-770,000	-2,298,000
6.01.02.08	Payroll and Related Taxes	16,000	71,000
6.01.02.09	Taxes and Social Contributions Payable	-315,000	350,000
6.01.02.10	Payments of provision for risk	-615,000	-126,000
6.01.02.11	Deferred Revenue	91,000	8,000
6.01.02.12	Other Payables	-5,000	-29,000
6.01.02.13	Income Tax and Social contribution,paid	-1,000	-204,000
6.01.02.14	Financial Applications	0	-107,000
6.01.02.15	Received Dividends and Interest on own capital	124,000	20,000
6.02	Net Cash of Investing Activities	496,000	-1,500,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-442,000	-836,000
6.02.03	Increase in Intangible Assets (Note 15)	-83,000	-130,000
6.02.04	Sales of Property and Equipment	259,000	769,000
6.02.08	Cash in the deconsolidation of Éxito	0	-1,272,000
6.02.09	Acquisition property Investing	0	-31,000
6.02.11	Financial Applications	762,000	0
6.03	Net Cash of Financing Activities	-1,402,000	-583,000
6.03.01	Capital Increase	659,000	0
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	446,000	1,718,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,400,000	-810,000
6.03.04	Interest Paid	-446,000	-428,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 09/30/2024	Year to date previous period 01/01/2023 to 09/30/2023
6.03.05	Payment of Dividends	0	-112,000
6.03.07	Acquisition of companies	0	-3,000
6.03.08	Transactions with Non-controlling Interest	0	3,000
6.03.09	Payment of lease liability (Note 21.2)	-661,000	-951,000
6.04	Exchange rate changes in cash and cash equivalents	0	89,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-682,000	-2,593,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,971,000	5,621,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,289,000	3,028,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2024 to 09/30/2024
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000	5,000	4,722,000
5.02	Prior year adjustments	0	0	0	0	0	0	0	0
5.03	Adjusted opening balance	1,807,000	26,000	5,329,000	-2,443,000	-2,000	4,717,000	5,000	4,722,000
5.04	Capital Transactions with Shareholders	704,000	-94,000	0	0	0	610,000	0	610,000
5.04.01	Capital Increases	704,000	0	0	0	0	704,000	0	704,000
5.04.03	Share based expenses	0	9,000	0	0	0	9,000	0	9,000
5.04.09	Public offering costs	0	-103,000	0	0	0	-103,000	0	-103,000
5.05	Total Comprehensive Income	0	0	0	-1,303,000	2,000	-1,301,000	3,000	-1,298,000
5.05.01	Net Income for the Period	0	0	0	-1,303,000	0	-1,303,000	3,000	-1,300,000
5.05.02	Other Comprehensive Income	0	0	0	0	2,000	2,000	0	2,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	2,000	2,000	0	2,000
5.06	Internal Changes of Shareholders' Equity	0	0	-2,443,000	2,443,000	0	0	0	0
5.06.04	Compensation for losses from previous years	0	0	-2,443,000	2,443,000	0	0	0	0
5.07	Closing Balance	2,511,000	-68,000	2,886,000	-1,303,000	0	4,026,000	8,000	4,034,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2023 to 09/30/2023
R$ (in thousands)

Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.02	Prior year adjustments	0	0	0	0	0	0	0	0
5.03	Adjusted opening balance	5,861,000	318,000	7,290,000	-172,000	-1,752,000	11,545,000	2,188,000	13,733,000
5.04	Capital Transactions with Shareholders	-4,054,000	-297,000	-1,961,000	0	1,422,000	-4,890,000	-2,586,000	-7,476,000
5.04.03	Share based expenses	0	11,000	0	0	0	11,000	0	11,000
5.04.09	Desconsolidation Éxito	-6,659,000	0	5,000	0	1,331,000	-5,323,000	-2,552,000	-7,875,000
5.04.10	Desconsolidation Cnova	0	0	0	0	91,000	91,000	0	91,000
5.04.11	Hyperinflationary economy effect	0	0	385,000	0	0	385,000	17,000	402,000
5.04.13	Disco subsidiary PUT valuation	0	0	-54,000	0	0	-54,000	52,000	-2,000
5.04.14	Transfer between share capital and capital reserves (Note 23)	2,605,000	-308,000	-2,297,000	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-106,000	-106,000
5.04.16	Others	0	0	0	0	0	0	3,000	3,000
5.05	Total Comprehensive Income	0	0	0	-1,968,000	329,000	-1,639,000	401,000	-1,238,000
5.05.01	Net Income for the Period	0	0	0	-1,968,000	0	-1,968,000	135,000	-1,833,000
5.05.02	Other Comprehensive Income	0	0	0	0	329,000	329,000	266,000	595,000
5.05.02.04	Foreign currency translation	0	0	0	0	328,000	328,000	266,000	594,000
5.05.02.06	Other Comprehensive Income	0	0	0	0	1,000	1,000	0	1,000
5.06	Internal Changes of Shareholders' Equity	0	0	0	0	0	0	0	0
5.07	Closing Balance	1,807,000	21,000	5,329,000	-2,140,000	-1,000	5,016,000	3,000	5,019,000

Consolidated Interim Financial Information / Statement of Value Added
R$ (in thousands)

Code	Description	Year to date current period 01/01/2024 to 09/30/2024	Year to date previous period 01/01/2023 to 09/30/2023
7.01	Revenues	14,729,000	14,705,000
7.01.01	Sales of Goods, Products and Services	14,463,000	13,905,000
7.01.02	Other Revenues	264,000	797,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	3,000
7.02	Products Acquired from Third Parties	-11,294,000	-11,740,000
7.02.01	Costs of Products, Goods and Services Sold	-9,538,000	-9,423,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,756,000	-2,317,000
7.03	Gross Value Added	3,435,000	2,965,000
7.04	Retention	-869,000	-839,000
7.04.01	Depreciation and Amortization	-869,000	-839,000
7.05	Net Value Added Produced	2,566,000	2,126,000
7.06	Value Added Received in Transfer	-132,000	-818,000
7.06.01	Share of Profit of Subsidiaries and Associates	49,000	753,000
7.06.02	Financial Revenue	190,000	424,000
7.06.03	Other	-371,000	-1,995,000
7.07	Total Value Added to Distribute	2,434,000	1,308,000
7.08	Distribution of Value Added	2,434,000	1,308,000
7.08.01	Personnel	1,904,000	1,792,000
7.08.01.01	Direct Compensation	1,171,000	1,074,000
7.08.01.02	Benefits	267,000	212,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	109,000	103,000
7.08.01.04	Other	357,000	403,000
7.08.02	Taxes, Fees and Contributions	703,000	63,000
7.08.02.01	Federal	-132,000	-288,000
7.08.02.02	State	681,000	263,000
7.08.02.03	Municipal	154,000	88,000
7.08.03	Value Distributed to Providers of Capital	1,127,000	1,286,000
7.08.03.01	Interest	1,120,000	1,273,000
7.08.03.02	Rentals	7,000	13,000
7.08.04	Value Distributed to Shareholders	-1,300,000	-1,833,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	-1,303,000	-1,968,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	3,000	135,000

EARNINGS

RELEASE

3Q24

November 5, 2024

PCAR
B3 LISTED NM

Conference call about the 3Q24 Earnings

Wednesday
November 6, 2024
09:00 am (Brasília)
07:00 am (NY)
12:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

Earnings release 3Q24

São Paulo, November 5, 2024. GPA [B3: PCAR3] announces the results for the 3rd quarter of 2024.

As a result of the process of discontinuing the activities of the Extra hypermarkets, in 2021, and Almacenes Éxito S.A. ("Éxito"), in 2022, as disclosed in the material facts and notices to the market, these activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly the income statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

From 1Q24, gas stations activities ("Gas Stations") passed to be accounted as discontinued activities (IFRS 5 / CPC 31). Accordingly the Income statement and the notes of financial statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), and comparison relative to the same period in 2023, unless otherwise indicated.

The adjusted EBITDA margin reached 8.9%, the highest level since 2021, marking eight consecutive quarters of growth.

- **Gross Margin reached 27.7%, a progress of 1.1 p.p.** vs. 3Q23, supported by commercial negotiations and operational improvements;
- **Adjusted EBITDA Margin[1][2] of 8.9%, an increase of 1.5 p.p.** vs. 3Q23, and **adjusted EBITDA growth[1][2] of 22.6%** vs. 3Q23;
- **R$ 366 million in Operational Free Cash Flow[3]** in the last 12 months, **an improvement of R$ 216 million** vs. last 12 months ended in 3Q23, driven by increased profitability;
- **Same-store sales grew by 5.0%** compared to 3Q23, with acceleration compared to 2Q24 (3.4%);
    - Extra Mercado banner grew by 5.8%, improving compared to 2Q24 (+3.4%);
    - Pão de Açúcar banner increased by 4.6%, with accelerating compared to 2Q24 (+2.7%);
    - Proximity format grew by 4.6%;
- **E-commerce grew by 17.2%** continuing its strong expansion trajectory for another quarter;
- **Reduction in pre-IFRS 16[4] financial leverage reaching 2.9x,** compared to 8.8x in 3Q23.

INCOME STATMENT (R$ million, except when indicated)	GPA Consolidated					
	3Q24	3Q23	Δ	9M24	9M23	Δ
Gross Revenue	**4,809**	4,721	1.9%	**14,463**	13,905	4.0%
Net Revenue	**4,494**	4,371	2.8%	**13,569**	12,909	5.1%
Gross Profit	**1,244**	1,161	7.2%	**3,754**	3,380	11.1%
Gross Margin	27.7%	26.6%	1.1 p.p.	27.7%	26.2%	1.5 p.p.
Selling, General and Administrative Expenses	**(892)**	(878)	1.6%	**(2,726)**	(2,621)	4.0%
% of Net Revenue	19.8%	20.1%	-0.3 p.p.	20.1%	20.3%	-0.2 p.p.
National Equity Income	17	12	36.4%	49	36	37.1%
Adjusted EBITDA GPA Brazil [1][2]	**399**	**325**	**22.6%**	**1,166**	**882**	**32.3%**
Adjusted EBITDA Margin - GPA Brazil [1][2]	8.9%	7.4%	1.5 p.p.	8.6%	6.8%	1.8 p.p.
International Equity Income [5]	0	804	-100.0%	0	717	-100.0%
Adjusted EBITDA GPA Consolidated [2]	**399**	**1,130**	**-64.7%**	**1,166**	**1,599**	**-27.0%**
Adjusted EBITDA Margin - GPA Consolidated [2]	8.9%	25.8%	-16.9 p.p.	8.6%	12.4%	-3.8 p.p.
Other Operating Revenue (Expenses)	(52)	(48)	7.4%	(311)	(124)	150.4%
Net Income Controlling Shareholders - Continued Operations	**(253)**	**805**	**-**	**(932)**	**162**	**-**
Net Margin Controlling Shareholders - Continued Operations	-5.6%	18.4%	-24.0 p.p.	-6.9%	1.3%	-8.2 p.p.
Net Income Controlling Shareholders - Discontinued Operations [6]	**(58)**	**(2,100)**	**-97.2%**	**(371)**	**(2,130)**	**-82.6%**
Net Income Controlling Shareholders Consolidated [7]	**(311)**	**(1,295)**	**-76.0%**	**(1,303)**	**(1,968)**	**-33.8%**

(1) GPA Brazil excludes impacts from the international perimeter (Cnova); (2) Operating income before interest, taxes, depreciation and amortization adjusted by other Operating Income and Expenses; (3) Adjusted EBITDA pre-IFRS 16, excluding equity income, minus variation in working capital, minus Capex; (4) Net Debt divided by GPA Brasil Adjusted EBITDA pre-IFRS 16 LTM; (5) As of 4Q23, due to the sale of the total participation held in Cnova, the equity income from international operations is null; (6) It includes the results from the discontinued operation of hypermarkets, gas stations and Exito Group; (7) It considers results from continued and discontinued operations.

Message from the CEO


01
TOP LINE
02
CUSTOMERS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG &
CULTURE
GPA

We closed the third quarter of the year with encouraging numbers and progress, the result of our discipline in executing the plan focused on our six strategic pillars.

We maintained focus on actions to recover profitability and improve the customer experience, and we achieved excellent results, of which I highlight the following:

The acceleration of same-store sales growth, with improved results at Pão de Açúcar, stability in Proximidade, and a highlight for Extra, which recorded the best same-store sales since 1Q22, with a 5.8% increase. This result already reflects the work of revising the business value proposition, with adjustments in assortment and category management, as well as store remodelings that we have already started in some locations, in line with the strategy of replicating the work we have already done at Pão de Açúcar.

The best Adjusted EBITDA margin since 2021, at 8.9%, with an improvement of 1.5 p.p. compared to 3Q23, which reinforces the consistency of our strategic plan. In the coming quarters, we will continue advancing on commercial and operational efficiency initiatives, which will sustain the evolution of these gains. In addition to the **consistent gross margin** (27.7%), driven by the acceleration of gains from commercial negotiations, operational adjustments in banners and formats, cost reduction, and the results of our evolving retail media efforts, which are already contributing to this outcome.

And the double-digit growth (17.2%) in E-commerce sales, further accelerating the strong growth from previous quarters, which reinforces our strategy with a higher penetration of perishable items in shopping baskets, surpassing the 35% mark this quarter.

We continue to make progress in maintaining our customers' satisfaction level (measured by NPS), with an impressive improvement of 20 points over the last 24 months, and with our expansion plan, which is moving forward at full speed, focusing on the premium proximity store format, under the Minuto Pão de Açúcar banner, which has already proven to be highly effective and precise.

The fourth quarter brings important seasonal opportunities. We are motivated and committed to finalizing and delivering our turnaround, given the consistent results we have achieved. We are preparing for the upcoming periods with strong focus and discipline, confident in our strategy, which remains supported by our differentiated position in the market.

Marcelo Pimentel
GPA CEO

Sales Performance

Total sales growth

GROSS REVENUE (R$ million)	3Q24		Variation 3Q24/3Q23	
	Total sales	Share of Sales (%)	Total sales	Same-Store Sales ex. calendar effect[5]
Pão de Açúcar	2,425	50.4%	3.0%	4.6%
Extra Mercado[1]	1,523	31.7%	2.7%	5.8%
Proximity	555	11.5%	13.7%	4.6%
Other Businesses[2]	71	1.5%	30.5%	n.d.
GPA ex. Aliados	**4,574**	**95.1%**	**4.5%**	**5.0%**
Aliados[3]	235	4.9%	-31.5%	n.d.
GPA[4]	**4,809**	**100.0%**	**1.9%**	**5.0%**

(1) Remaining Compre bem stores were converted into Extra Mercado between July and August 2023; (2) Revenues mainly from commercial centers rentals agreements and Stix Fidelidade; (3) Direct sales model for small businesses; (4) Excludes Gas Stations revenue, which was classified as discontinued activities since 1Q24; (5) Adjustment of +0.6 p.p. of calendar effect in same-store sales

Total sales reached R$ 4.8 billion in 3Q24, an increase of 1.9%. Excluding the Aliados format, a direct sales model for small businesses, sales reached R$ 4.6 billion, with a growth of 4.5%.

The Proximity format continues being a highlight, with an increase of 13.7%, supported by the opening of 43 stores in the last 12 months (12 of which were opened in 3Q24). The new stores continue to show accelerated maturation (approximately seven months on average).

The 3Q24 experienced a lower seasonal impact compared to the previous quarter, with annual growth accelerating month by month. Throughout the quarter, we maintned our discipline executing the profitability recovery plan and improving the customer experience. For yet another quarter, we achieved an increase in the volume of our operations and gained market share.

Same-store sales growth by banner and format

YoY Growth Same-Store Sales[1]	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24
Pão de Açúcar	5.5%	6.7%	7.5%	8.6%	7.2%	4.2%	6.7%	2.7%	4.6%
Extra Mercado	2.0%	4.1%	2.2%	3.5%	2.5%	2.0%	4.5%	3.4%	5.8%
Proximity	13.1%	13.5%	8.8%	5.4%	0.4%	0.2%	2.3%	6.9%	4.6%

(1) Excludes calendar effect of 0.6 p.p. in 3Q24

Same-store sales increased by 5.0% ex. calendar effect.

In Pão de Açúcar, same-store sales grew by 4.6, showing an acceleration compared to the previous quarter. This growth was driven by an increase in both sales volume and average price, especially in September. The categories that stood out with the highest increases in volume and average price were primarily in perishables. Additionally, the Fruits, Vegetables, and Legumes (FLV) and Basic Grocery categories also saw a strong rise in average price, reflecting inflation in key items.

In **Extra Mercado, same-store sales had an increase of 5.8%,** marking the highest growth since the series began in 1Q22. This growth is primarily attributed to an increase in volume, with a focus on the Perishables category. Similar to the Pão de Açúcar banner, the Fruits, Vegetables, and Legumes (FLV) and Basic Grocery categories also performed well due to a significant rise in average price, influenced by inflation in key items.

In 2Q24, we launched a project to review the assortment and category management of the Extra Mercado banner. In this process, we have already defined the new value proposition for the brand, revised store profiles, and established the roles of each category in alignment with this new proposition. We are making progress to complete these changes by 2024, with the following initiatives: (i) conversion of 60 stores (27 stores completed) with new departmentalization and adjustments to the frontage; (ii) review of pricing and promotion clustering; and (iii) a strategic review of the assortment.

The results so far are promising, both in margin and sales, confirming the potential for growth and improvement in the profitability of the banner. It is worth noting that the new value proposition is to position Extra Mercado as a mainstream neighborhood supermarket, with excellence in service and integration into customers' replenishment journeys, while strengthening the categories of Meats, Poultry, and Bakery, as well as maintaining a focus on a competitive Basic Grocery offering.

In the Proximity format, in the same-store comparison, we presented an increase of 4.6%. Stores opened since 2022 continue to contribute significantly to this increase, showing double-digit growth in same-store sales, highlighting the efficiency of the expansion projects in recent years. In 3Q24, as in previous quarters, we continued to advance market

share (+1.5 p.p.) compared to small supermarkets (under 1,000 m²), maintaining our profitability discipline in a format that promotes attractive margins for the Company.

The "*Aliados*" format, model of direct sales to small businesses, generated R$ 235 million in sales this quarter, representing a **decrease of 31.5%** compared to 3Q23. Starting in early 2024, we began a process to rebalance this format with a focus on profitability, which explains the reduction in sales volume compared to 3Q23.

An increase of 1.9 percentage points in market share in the state of São Paulo over 24 months

Consistency in market share gains, in line with our strategic plan to enhance profitability

Since April 2022, with the kick off of GPA's turnaround plan, we have maintained discipline and consistency in delivering the objectives of the six strategic pillars, resulting in growing recognition from our customers, as evidenced by the significant progress we have made in gaining market share.

In 3Q24, we recorded an **increase of 0.2 p.p. in market share in the state of São Paulo,** maintaining the trend from previous quarters. **Over a two-year period,** the advancement was even more significant, with a **growth of 1.9 p.p.**


State of São Paulo Market Share Variation GPA Total Stores YoY
+0.2 p.p.
+1.9 p.p.
3Q22
3Q23
3Q24
Source: Nielsen, self-service market

This continuous evolution is primarily a reflection of our strategic focus on the premium segment, with expansion concentrated in the convenience format, especially in the region where we have the majority of our operations. This strengthens the sustainability of the progress we are achieving.

The **proximity format**, with the Minuto Pão de Açúcar and Mini Extra banners, continued to **show significant market share growth, gaining 1.5 p.p.** compared to small supermarkets in the Greater São Paulo area, confirming the success of the value proposition delivered to customers in this format.

Expansion: Success in maturing proximity stores. Opening of 43 stores in the last 12 months, including 12 stores in 3Q24

R$ 694 million of incremental sales in the quarter generated by opened stores since 2022

The focus of our stores expansion project is the proximity format, with the Minuto Pão de Açúcar banner. This banner has a scalable and mature format, with strong capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and its metropolitan region. The stores, focused on the high income public, are in premium locations and present a quickly maturation, seven months in average, with high performance, and the newest stores, opened in 2022, 2023 e 2024, overcome, in terms of profitability, the stores opened previously, and with an average profitability higher than the Company's consolidated profitability.


Quarterly Sales
(Expansion 2022-2024) (R$MM)
4
40
256
440
455
509
557
673
659
664
694
1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24

In 3Q24, we opened 12 Proximity stores: 7 Minuto Pão de Açúcar, 4 Mini Extra and 1 Pão de Açúcar Fresh. The Proximity model of Pão de Açúcar Fresh offers customers a differentiated experience, combining a wider assortment of perishables, similar to a supermarket format, with the convenience of a grocery store tailored to everyday needs, similar to Minuto Pão de Açúcar stores.

Currently, we operate 5 Pão de Açúcar Fresh stores, with the first one opened at the end of 2021. These establishments have shown exceptional results, reinforcing our confidence in the continued opening of new stores in this format in the coming years.

In the last 12 months, we accumulate 43 new stores, being: (i) 41 in proximity format, 29 Minuto Pão de Açúcar, 11 Mini Extra and 1 Pão de Açúcar Fresh; and (ii) 2 Pão de Açúcar.

Leader in food E-commerce channels 1P and 3P

Another quarter of solid growth, with a 35% penetration of perishables in digital sales exceeding our expectations

In 3Q24, we presented a significant increase of 17.2% in e-commerce revenue, accelerating the strong growth of previous quarters. E-commerce sales penetration in total food sales reached 12.5%, representing a 1.4 p.p. increase from the previous year. It's worth noting that we are the leader in sales through the e-commerce channel in Brazil, considering B2C sales through our own channels (1P) and partner platforms (3P).



E-commerce (Gross sales and penetration)
11.1%
11.3%
11.2%
11.9%
12.5%
Gross Sales +17.2%
470
538
503
524
551
3Q23
4Q23
1Q24
2Q24
3Q24
Gross Sales (R$ Million)
Penetration in food sales (%)

One of the pillars of our differentiation in e-commerce is the focus on perishables, which requires superior quality in product curation and the picking process. As a result of excellent execution of these processes, we ensure the trust and shopping experience of our customers. In 3Q24, we achieved a penetration of 35.4% in perishables sales through the 1P channel, advancing 2.1 p.p. compared to the previous year and surpassing, for the first time, the 35% mark, an important milestone that helps sustain growth and strengthen the profitability of our e-commerce operations

Following the efficiency gains process started in 4Q22 and more recently with the migration of e-commerce operations from the Distribution Center to 100% ship-from-store, the contribution margin of this channel has significantly improved, positively contributing to the plan to improve the consolidated margin.

The Customer at the Center of Everything: Excellence in Service with 82 points in NPS

Greater customer satisfaction translates into increased share of wallet of premium costumers

In 3Q24, we continued to show significant improvement in service quality, **achieving an NPS score of 82**. This result crowns the journey of reconnection with our customers that began in 2022, reflecting an advance of 7 points compared to 3Q23 and an impressive 20 points compared to last 24 months. It is worth noting that all of our banners improved, demonstrating the consistency and sustainability of these results.

This progress is the result of various initiatives, with a focus on continuous training for employees and the revitalization of stores, as well as improvements in the customer experience, particularly regarding price perception, wait times in lines, and product availability. In this last aspect, **we achieved an excellence rate of 94.3% in product availability**.

In the quarter, we launched the new media campaign for the Pão de Açúcar banner, titled "Você Feliz É Tudo de Pão" (link). In an increasingly omnichannel shopping environment, we emphasized that our brand is available wherever the customer wants, offering value in products, services, and customer service, while also inspiring and creating moments of happiness. The campaign boosted brand recall, particularly in the freshness and quality categories, significantly differentiating us from competitors. Another relevant point was the increase in the number of downloads of our app, which more than doubled compared to the previous year.

Another encouraging result of our strategy is the increased customer loyalty with the **growth of the share of wallet of premium customers**, showing a 5 p.p. increase over the last 12 months, combined with the constant growth of the Premium & Valuable customer base supported by the loyalty program (*Programa Mais*).

On customer loyalty, we also have a strong position in **Private Labels** and significant potential for developing this platform, connected to the high trust our customers have in our banners and brands. The value proposition of Private Labels aims to offer high-quality products that are comparable to category leaders at extremely competitive prices. The effectiveness of our private label loyalty is evident in their share of shopping baskets. Our products are **present in 8 out of every 10 baskets**, and customers who buy Private Labels have an average purchase **frequency 2.4 times higher** than those who do not.

In 3Q24, we achieved a penetration of 21.7% in total sales across our banners, with the Extra Mercado banner standing out at 25.9% penetration.

Another important front in customer loyalty is Stix, an ecosystem of loyalty programs from major brands, with GPA as the majority partner. This ecosystem brings together leading retail partners such as Pão de Açúcar, Extra Mercado, Raia, Drogasil, Sodimac, C&A, and Shell, and includes Livelo as a financial partner to attract new customers.

In 3Q24, Stix reached 10.2 million customers, a significant increase of 71% compared to the end of 2023, driven by the onboarding of customers from Livelo and Shell, who recently joined the coalition. The goal of Stix is to increase average spending and purchase frequency by integrating loyalty programs, allowing customers to conveniently accumulate and

redeem points. In the period of 9M24, the number of points accumulated grew by 200% compared to the same period last year, and point redemptions also saw a 200% increase.

Notably, 93% of redemptions occur in the "Stix at checkout" mode, which plays a crucial role in increasing customer frequency and average spending in our stores.

Financial Performance

Evolution of gross margin supported by commercial negotiations and operational improvements

Solid expansion of 1.1 p.p. when compared to 3Q23


Profitability Evolution – Gross Profit GPA
+1.1 p.p.
25.7
26.3
26.6
27.0
27.2
28.2
27.7
1,068
1,151
1,161
1,317
1,245
1,265
1,244
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Gross Profit (R$ million)
Gross Margin (%)

Gross Profit totaled R$ 1.2 billion in 3Q24, with a margin of 27.7%, representing an improvement of 1.1 p.p. 3Q23. The continuous improvement in Gross Profit compared to the previous year is mainly due to: (i) acceleration of gains from commercial negotiations; (ii) operational adjustments in our banners and formats; (iii) growth in retail media revenue; and (iv) a reduction in logistics costs, partially driven by the zero base budget project.

The **Retail Media** project has progressed in its value proposition for suppliers, offering an integrated solution that combines physical and digital assets, commercial intelligence, and actions based on customer behavior insights, enabling the optimization of their marketing investments. As a result, we engaged with over 100 suppliers in 9M24, more than doubling revenue generation compared to 9M23.

Selling, General and Administrative Expenses totaled R$ 892 million in the quarter, representing 19.8% of net revenue The efficiency gain of 0.3 p.p. compared to 3Q23 was mainly due to savings in utilities expenses, and the dilution of general and administrative expenses, which remained stable in nominal terms year-over-year.

Equity Income, formed by GPA's participation in FIC's results, totaled R$ 17 million, an increase of 36,4% compared to 3Q23. The highlights of the FIC in the quarter were the continued control of delinquencies and a significant increase in the use of our own cards in our sales channels, particularly in e-commerce channels, effectively contributing to the rise in customer loyalty to our brands.

Adjusted EBITDA Margin reached its highest level since 2021

Expansion of 1.5 p.p. when compared to 3Q23



Profitability Evolution – Adjusted EBITDA GPA
+1.5 p.p
6.3%
6.7%
7.4%
8.1%
8.1%
8.8%
8.9%
263
294
326
397
372
396
399
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Adjusted EBITDA (R$ million)
Margin (%)

As a result of the effects mentioned above, GPA's **Adjusted EBITDA** was R$ 399 million, representing a growth of 22.6% vs. 3Q23, and adjusted EBITDA margin of 8.9%, showing an improvement of 1.5 p.p. vs. 3Q23. These results demonstrate the consistency of the Company's turnaround process, with the sequential expansion in the Adjusted EBITDA margin.

For the upcoming quarters, we will continue to make progress: (i) in negotiating with our suppliers on commercial aspects; (ii) in the completion of projects that will impact the rebalancing of categories in light of the new value proposition of Pão de Açúcar and Extra Mercado banners; (iii) maturation of the retail media project; (iv) improving shrinkage management; (v) capturing expense reductions through the implementation of new phases of the zero base budget project.

Other Operating Income and Expenses

In the quarter, Other Revenues and Expenses amounted to R$ (52) million. This result is primarily due to expenses related to the closure of five Extra Mercado stores and provisions for tax and legal contingencies.

Financial Result

FINANCIAL RESULT (R$ million)	GPA					
	3Q24	3Q23	Δ %	9M24	9M23	Δ %
Financial Revenue	56	246	-77.1%	182	418	-56.5%
Financial Expenses	(246)	(301)	-18.4%	(745)	(920)	-19.0%
Cost of Debt	(144)	(222)	-35.1%	(447)	(669)	-33.2%
Cost of Receivables Discount	(17)	(17)	0.0%	(50)	(56)	-10.7%
Other financial expenses	(85)	(62)	36.3%	(248)	(195)	27.2%
Net Financial Revenue (Expenses)	**(189)**	**(55)**	**243.8%**	**(563)**	**(502)**	**12.2%**
% of Net Revenue	-4.2%	-1.3%	-2.9 p.p.	-4.1%	-3.9%	-0.2 p.p.
Interest on lease liabilities	(122)	(114)	7.0%	(365)	(336)	8.6%
Net Financial Revenue (Expenses) - Post IFRS 16	**(311)**	**(169)**	**84.1%**	**(928)**	**(838)**	**10.7%**
% of Net Revenue - Post IFRS 16	-6.9%	-3.9%	-3.0 p.p.	-6.8%	-6.5%	-0.3 p.p.

In 3Q24, the **Net Financial Result** totaled R$ (189) million, representing 4.2% of net revenue. The following are the main impacts compared to 3Q23:

- Financial Revenues decreased by 77.1%, primarily due to the recognition in 3Q23 of an exceptional effect related to the monetary update of tax credits, totaling R$ 133 million. Excluding this effect, the reduction would be 50.1%, due to a decrease in cash position and interest rates.
- Financial Expenses showed a decrease of 18.4%, influenced by the reduction in gross debt and a lower interest rate in the comparison period.

In 3Q24, the Net Financial Result, including interest on lease liabilities, reached R$ (311) million, equivalent to 6.9% of net revenue.

Net Income of Continued and Descontinued Operations

In 3Q24, the **Net Loss from continued operations** was R$(253) million. In comparison, during the same period in 2023, we recorded a **Net Income from continued operations** of R$ 805 million, impacted by positive and non-recurring effects, which totaled R$ 1.1 billion. These effects include: (i) R$ 804 million related to the reversal of losses from Cnova; (ii) R$ 163 million related to the segregation of Éxito; and (iii) R$ 133 million from the monetary update of tax credits.

Additionally, in 3Q24, the **Net Loss from discontinued operations** totaled R$ (58) million, primarily due to labor contingencies related to Extra Hipermercados.

Cash Generation and Net Debt

NET DEBT VARIATION – MANAGERIAL VIEW (R$ milhões)	GPA					
	3Q24	3Q23	Δ R$	LTM[5] 3Q24	LTM[5] 3Q23	Δ R$
Adjusted EBITDA GPA Brazil pre IFRS16[1]	**188**	**116**	**72**	**694**	**339**	**354**
(-) Share Profit of Associates Brazil	(17)	(12)	(5)	(64)	(46)	(18)
Income tax paid	(0)	(0)	(0)	(1)	(0)	(0)
Working Capital of Goods Variation	**(29)**	**(66)**	**37**	**71**	**288**	**(217)**
Inventory Variation	(15)	(28)	13	(19)	(11)	(7)
Suppliers Variation	(58)	22	(79)	56	319	(262)
Receivable Variation	44	(60)	104	33	(19)	52
Other Operational Asset and Liabilities Variation	**(12)**	**77**	**(88)**	**326**	**420**	**(93)**
Operational Cash Flow	**130**	**114**	**16**	**1,026**	**1,001**	**25**
Capex adjusted by BTS[2]	(182)	(220)	38	(660)	(852)	191
Operational Free Cash Flow	**(52)**	**(106)**	**54**	**366**	**150**	**216**
Other Operation Income and Expenses	(165)	(252)	87	(801)	(1,044)	242
Dividends	30	0	30	124	250	(126)
Adjusted Operational Free Cash Flow	**(187)**	**(358)**	**171**	**(312)**	**(644)**	**333**
Sale of Assets[3]	87	454	(367)	1,920	1,912	8
Cash Flow after Sale of Assets	**(100)**	**97**	**(197)**	**1,609**	**1,268**	**341**
Net Financial Cost[4]	(143)	(177)	34	(612)	(760)	148
Net Debt Variation	**(243)**	**(80)**	**(163)**	**997**	**508**	**489**

(1) It considers EBITDA adjusted by Other Operating Income and Expenses, with the result of Equity Income from National Operations and with rental costs and expenses; (2) net from the financing of built to suit (BTS) format to the new stores of Pão de Açúcar; (3) It includes revenues of asset sales and strategic projects, such as Follow-on, sale of Extra Hiper stores and the sale of participation in Éxito; (4) It includes interest of gross debt, cash profitability, cost with banks guarantees and cost with discount of receivables; (5) Last twelve months

In the 12-month period ending in 3Q24, net debt was reduced by R$ 1.0 billion, excluding non-discounted receivables. This reduction was driven by the sale of non-core assets and the primary public offering of shares, which totaled R$ 1.9 billion, as well as Free Cash Flow Generation, which reached R$ 366 million, reflecting an improvement of R$ 216 million compared to the same period last year.

This improvement in Free Cash Flow is primarily due to the increase in EBITDA pre-IFRS 16 and the decrease in Capex.

Additionally, in other lines of the cash flow statement, the following highlights are noted: (i) an improvement of R$ 242 million in Other Operating Income and Expenses, mainly due to the reduction of labor contingencies; (ii) an improvement of R$ 148 million in Net Financial Costs, resulting from the decrease in financial leverage; and (iii) receipt of R$ 30 million in dividends paid by FIC in 3Q24.

Below is a table detailing working capital of goods, demonstrating stability in terms compared to 3Q23.

WORKING CAPITAL OF GOODS (R$ million)	GPA						
	3Q23	4Q23	1Q24	2Q24	3Q24	3Q24 vs 3Q23	3Q24 vs 2Q24
(+) Suppliers	2,219	3,020	2,225	2,333	2,276	56	(58)
(-) Inventory	(1,992)	(1,950)	(1,882)	(1,996)	(2,011)	(19)	(15)
(-) Receivables	(352)	(468)	(405)	(363)	(319)	33	44
(=) Cash Flow After Receivables	**(126)**	**603**	**(62)**	**(26)**	**(55)**	**71**	**(29)**
In Days of COGS							
(+) Suppliers	54	73	53	56	54	(0)	(2)
(-) Inventory	(49)	(47)	(45)	(48)	(48)	0	(1)
(-) Receivables	(9)	(11)	(10)	(9)	(8)	1	1
(=) Cash Flow After Receivables	**(3)**	**15**	**(1)**	**(1)**	**(2)**	**1**	**(2)**

Net Debt Consolidated

Pre-IFRS 16 leverage improves sequentially, reaching 2.9x with a reduction of R$ 1 billion in net debt.

INDEBTEDNESS (R$ milhões)	GPA		
	09.30.2024	09.30.2023	Δ R$
Short-Term Debt	1,660	1,411	249
Loans and Financing	435	1,331	(896)
Debentures	1,225	80	1,145
Long-Term Debt	**2,656**	**4,640**	**(1,984)**
Loans and Financing	463	1,371	(908)
Debentures	2,193	3,269	(1,076)
Total Gross Debt	**4,316**	**6,051**	**(1,735)**
Cash and Financial investments	(2,289)	(3,028)	739
Net Debt	**2,027**	**3,023**	**(996)**
On balance Credit Card Receivables non-discounted	(24)	(54)	29
Net Debt incl. Credit Card Receivables non-discounted	**2,003**	**2,969**	**(967)**
EBITDA Ajustado GPA Brasil (LTM)	1,564	1,166	398
Net Debt including Credit Card Receivables non-discounted / Adjusted EBITDA GPA Brasil (LTM)	**1.3x**	**2.5x**	**-1.3x**
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	694	339	354
Net Debt including Credit Card Receivables non-discounted / Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	**2.9x**	**8.8x**	**-5.9x**

Net debt, including the balance of non-discounted receivables, reached R$ 2.0 billion, a reduction of R$ 1.0 billion compared to the same period last year. Financial leverage pre-IFRS 16, measured by net debt divided by GPA Brazil's Adjusted EBITDA pre-IFRS 16 (which includes rental expenses) decreased to 2.9x, a significant reduction of 5.9x compared to 3Q23.

Investments

ADJUSTED CAPEX[1] (R$ million)	GPA					
	3Q24	3Q23	Δ R$	LTM24[2]	LTM23[2]	Δ R$
Expansion	29	72	(43)	126	188	(62)
Store Renovations, Conversions and Maintenance	76	53	23	238	308	(71)
IT, Digital and Logistics	77	95	(18)	296	356	(59)
Total	**182**	**220**	**(38)**	**660**	**852**	**(191)**

(1) Net from the financing of built to-suit format to the new stores of Pão de Açúcar; (2) *Last twelve months*

In 3Q23, **Adjusted Capex** for built-to-suit operations ("Adjusted Capex") reached R$ 182 million, representing a reduction of R$ 38 million compared to 3Q23, primarily in the new store category.

For the 12-month period, Adjusted Capex totaled R$ 660 million, a decrease of R$ 191 million compared to the 12 months ending in 3Q23. This decline is largely due to reduced investments in Renovations, Conversions, and Maintenance, which during the LTM period of 3Q23 were more focused on renovations for converting Extra hypermarkets into supermarkets.

ESG AT GPA
Agenda with and for society and the environment

Promotion of diversity and inclusion: GPA has intensified its commitment to business mobilization and strengthening the Gender Equity pillar. The company joined the campaign "Vozes Entrelaçadas - Quem escuta uma mulher cala a violência," contributing to Agosto Lilás, in partnership with the Business Coalition for Ending Violence Against Women and Girls, of which it is a signatory. Aiming to achieve the goal of 50% of women in leadership positions by 2025, we have maintained and expanded affirmative actions in all selection processes within the company. Additionally, promoting Age Diversity, GPA hosted the first in-person workshop of the Generations Forum and the Future of Work, with the theme "Sociotechnical Intergenerational Learning – Building Career and Post-Career Journeys," featuring participation from Executive Secretary Ricardo Sales and advisory board members Cléa Klouri and Mórris Litvak.

Combating climate change and waste management: For the third consecutive year, GPA received the gold seal from the Brazilian GHG Protocol Program, the highest qualification level awarded to companies meeting all transparency criteria in publishing their greenhouse gas inventory. To combat food waste, GPA partnered with Food To Save, Brazil's leading app dedicated to this cause, aiming to prevent over 1.5 tons of food waste by the end of the year. The pilot, carried out in five stores over 10 days, yielded positive results, with 95% of the bags sold. In October, the initiative was already rolled out to more than 200 Pão de Açúcar and Extra Mercado stores.

Responsible Value Chains: In the fight against deforestation, GPA commits to transparency in the supply chain of palm oil used in our Private Label and Exclusive products. In 3Q24, we achieved 100% certification from the Roundtable on Sustainable Palm Oil (RSPO) for the volume of imported palm oil and derivatives, minimizing the risk of these products originating from deforested areas or properties with inadequate labor conditions. This initiative also promotes the acceleration of sustainable oil palm cultivation.

Social Impact Through the GPA Institute, we launched the first class of the Mãos na Massa program, which trains individuals in vulnerable situations from communities near our stores in retail skills. In partnership with the Arrastão Project, this class includes 20 students, all over 40 years old, who will receive training to become cooks. Additionally, we donated 272.6 tons of food through the Partnership Against Waste program, plus another 122.7 tons donated by our customers during monthly collection campaigns in our Pão de Açúcar and Extra stores.

Breakdown of Store Changes by Banners

In 3Q24, we opened 12 new stores, all in the proximity format. During the same period, we closed 10 stores (6 proximity stores, 3 Extra Mercado stores, and 1 Pão de Açúcar store).

The closures made in the quarter are in line with the process of adjusting the store network based on the evaluation of store performance, competitive market conditions, and movements within the rest of the network. The Pão de Açúcar store was closed due to the launch of a real estate project that will be developed on the land where it is located.

Stores by Banner	2Q24	3Q24					
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA	701	12	0	-10	0	703	553
Pão de Açúcar	194	0	0	-1	0	193	265
Extra Mercado	173	0	0	-3	0	170	201
Mini Extra	147	4	0	-3	0	148	37
Minuto Pão de Açúcar	186	8	0	-3	0	191	48
Stores under Conversion / Analysis	1	0	0	0	0	1	2

Consolidated Financial Statments

Balance Sheet

BALANCE SHEET		
(R$ million)	ASSETS	
	Consolidated	
	09.30.2024	09.30.2023
Current Assets	**5,876**	**7,936**
Cash and Marketable Securities	2,289	3,028
Financial Applications	15	711
Accounts Receivable	321	352
Credit Card	24	54
Sales Vouchers and Trade Account Receivable	274	276
Allowance for Doubtful Accounts	(3)	(2)
Resulting from Commercial Agreements	26	25
Inventories	2,011	1,993
Recoverable Taxes	720	1,416
Noncurrent Assets for Sale	204	0
Prepaid Expenses and Other Accounts Receivables	316	436
Noncurrent Assets	**13,798**	**14,749**
Long-Term Assets	5,015	5,518
Recoverable Taxes	2,413	2,439
Deferred Income Tax and Social Contribution	1,158	1,345
Amounts Receivable from Related Parties	5	50
Judicial Deposits	412	629
Prepaid Expenses and Others	1,027	1,055
Investments	789	849
Property and Equipment	6,116	6,450
Intangible Assets	1,878	1,932
TOTAL ASSETS	**19,674**	**22,685**

Consolidated Financial Statments

Balance Sheet

BALANCE SHEET		
(R$ million)	LIABILITIES	
	Consolidated	
	09.30.2024	09.30.2023
Current Liabilities	**6,295**	**6,032**
Suppliers	2,374	2,274
Trade payable, agreement	109	192
Loans and Financing	435	1,331
Debentures	1,225	80
Lease Liability	465	503
Payroll and Related Charges	397	359
Taxes and Social Contribution Payable	402	373
Financing for Purchase of Fixed Assets	125	102
Debt with Related Parties	6	81
Advertisement	22	16
Provision for Restructuring	6	14
Unearned Revenue	258	160
Liabilities on Noncurrent Assets for Sale	132	0
Others	339	547
Long-Term Liabilities	**9,345**	**11,634**
Loans and Financing	463	1,371
Debentures	2,193	3,269
Lease Liability	3,767	3,570
Income tax payable	280	0
Deferred Income Tax and Social Contribution	0	4
Tax Installments	626	56
Provision for Contingencies	1,471	2,891
Unearned Revenue	60	80
Others	485	393
Shareholders' Equity	**4,034**	**5,019**
Attributed to controlling shareholders	4,026	5,016
Capital	2,511	1,807
Capital Reserves	(68)	21
Profit Reserves	1,582	3,189
Other Comprehensive Results	(0)	(1)
Minority Interest	8	3
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**19,674**	**22,685**

Consolidated Financial Statments

Income Statement – 3rd Quarter of 2024

(R$ Million)	Consolidated		
	3Q24	3Q23	Δ
Gross Revenue	4,809	4,721	1.9%
Net Revenue	4,494	4,371	2.8%
Cost of Goods Sold	(3,220)	(3,181)	1.2%
Depreciation (Logistics)	(30)	(30)	-0.2%
Gross Profit	1,244	1,161	7.2%
Selling Expenses	(735)	(721)	1.9%
General and Administrative Expenses	(157)	(157)	0.1%
Selling, General and Adm. Expenses	(892)	(878)	1.6%
Equity Income	17	817	-97.9%
Other Operating Revenue (Expenses)	(52)	(48)	7.4%
Depreciation and Amortization	(265)	(253)	4.5%
Earnings before interest and Taxes - EBIT	53	799	-93.4%
Financial Revenue	56	245	-77.4%
Financial Expenses	(367)	(415)	-11.6%
Net Financial Result	(311)	(169)	83.7%
Income (Loss) Before Income Tax	(258)	629	-
Income Tax	6	175	-96.4%
Net Income (Loss) Company - continuing operations	(252)	805	-
Net Result from discontinued operations	(58)	(2,090)	-97.2%
Net Income (Loss) - Consolidated Company	(310)	(1,285)	-75.9%
Net Income (Loss) - Controlling Shareholders - continuing operations	(253)	805	-
Net Income (Loss) - Controlling Shareholders - discontinued operations	(58)	(2,100)	-97.2%
Net Income (Loss) - Consolidated Controlling Shareholders	(311)	(1,295)	-76.0%
Minority Interest - Non-controlling - continuing operations	1	0	1563.9%
Minority Interest - Non-controlling - discontinued operations	(253)	805	-
Minority Interest - Non-controlling - Consolidated	(252)	805	-
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	347	1,082	-67.9%
Adjusted EBITDA[1]	399	1,130	-64.7%

% of Net Revenue	Consolidated		
	3Q24	3Q23	Δ
Gross Profit	27.7%	26.6%	1.1 p.p.
Selling Expenses	-16.4%	-16.5%	0.1 p.p.
General and Administrative Expenses	-3.5%	-3.6%	0.1 p.p.
Selling, General and Adm. Expenses	-19.8%	-20.1%	0.2 p.p.
Equity Income	0.4%	18.7%	-18.3 p.p.
Other Operating Revenue (Expenses)	-1.2%	-1.1%	0.0 p.p.
Depreciation and Amortization	-5.9%	-5.8%	-0.1 p.p.
Earnings before interest and Taxes - EBIT	1.2%	18.3%	-17.1 p.p.
Net Financial Result	-6.9%	-3.9%	-3.0 p.p.
Income (Loss) Before Income Tax	-5.7%	14.4%	-20.1 p.p.
Income Tax	0.1%	4.0%	-3.9 p.p.
Net Income (Loss) Company - continuing operations	-5.6%	18.4%	-24.0 p.p.
Net Income (Loss) - Consolidated Company	-6.9%	-29.4%	22.5 p.p.
Net Income (Loss) - Controlling Shareholders - continuing operations	-5.6%	18.4%	-24.0 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	-6.9%	-29.6%	22.7 p.p.
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0 p.p.
Minority Interest - Non-controlling - Consolidated	-5.6%	18.4%	-24.0 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	7.7%	24.7%	-17.0 p.p.
Adjusted EBITDA[1]	8.9%	25.8%	-17.0 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

Management statement on the financial statements

In accordance with item VI, paragraph 1, article 27 of CVM Resolution No. 80 of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the Company's Interim Financial Statements for the third quarter of 2024, authorizing their conclusion on this date.

São Paulo, November 5, 2024

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice Pre

Management statement on the independent auditor's report

In accordance with item V, of paragraph 1, of article 27 of CVM Resolution No. 80, of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the opinion expressed in the independent auditors' report on the Company's Interim Financial Statements for the third quarter of 2024, issued on this date.

The Executive Board declares that it has reviewed, discussed and agreed with the Company's Interim Financial Statements for the third quarter of 2024, authorizing the conclusion on this date.

São Paulo, November 5, 2024

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice Pre

1. Corporate information

Companhia Bra

(In millions of Brazilian reais, unless otherwise stated)

In the Financial Statements of December 31, 2023, the results of the subsidiary Éxito and its subsidiaries were presented in discontinued operations in the results of the year, until the effective loss of control by GPA, which occurred on July 31, 2023.

On January 23, 2024, after the conclusion of the OPA launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, the transaction was completed and GPA received the amount of US$156 million (corresponding to R$789 million in 23 January 2024, including in this value the positive effect of R$12 of the hedge contracted on October 31st) from the sale of GPA's entire remaining interest held in Éxito's share capital.

1.3 Sale of participation in CNova

GPA held an indirect equit

(In millions of Brazilian reais, unless otherwise stated)

The Company's Board of Directors understood that the delisting of the ADSs from NYSE is the best interests of the Company and its shareholders, taking into account: (i) the very limited trading volume of the ADSs in relation to the global volume (B3 and NYSE) trading of the Company's common shares; (ii) the fact that the Company has not historically sought funding through NYSE; and (iii) the relevant costs associated with maintaining the listing of the ADSs on NYSE and with the registration of the Company's common shares and ADSs with SEC, as well as compliance with periodic reports and related obligations.

Since September 2023, after the segregation of Almacenes Éxito S.A., the ADSs have represented less than 5% of the average daily global trading volume (B3 and NYSE) of the Company's common shares and, since January 2024, less than 3%.

The Company has notified the NYSE of its approval of the delisting and the Company presented the Form 25 ("Form 25") to SEC within the appropriate time frame.

1.5 Sale of Administrative Headquarters

On May 2, 2024, the Company entered into a sale transaction of its administrative headquarters, located in the city of São Paulo, for R$218, 82% of the total amount will be received in 2024 and 18% in installments until Mar/26, comprising: (i) Sale and Leaseback operation represented only by the administrative tower that makes up the property for R$109, where the Company's administrative headquarters will remain through a lease agreement for an initial term of 15 years and a cap rate, approximately 9%. The lease contract ensures the maintenance of administrative activities at the same address. The impact of the transaction in June 2024 was an increase in the right of use of R$66 and an increase in the lease liability of R$66. In June 2024, the company chose to advance the receivable relating to the sale transaction of the administrative tower next to Virgo Companhia de Securitização in the amount of R$95, with R$87 being the amount received by the Company and R$8 recorded in the financial result (note 27) as transaction cost. The amount of R$14 had already been received in May as a guarantee for the transaction. The precedent conditions for revenue recognition and cost write-off have not been met to date. Therefore, the amount of R$109 is recorded in liabilities held for sale and the cost in the amount of R$109 is recorded in assets held for sale. Management expects to complete the precedent conditions by the end of the year. (ii) Execution of the private purchase and sale commitment instrument of the part attached to the administrative tower in the total value of R$109. The total amount has already been received by the Company and the cost being the same amount, there was no impact on the result.

1.6 Sale of Gas Stations

On February 23, 2024, Management informed the market about advances in its plan to reduce financial leverage through the sale of non-core assets and improve efficiency in capital allocation. In this context, the Company has ongoing negotiations aimed at selling the Company's gas stations located in different regions of Brazil, through several transactions with different potential buyers.

On June 26, 2024, the Company reported that, with the signing of the contract for the sale of the 49 gas stations located in the State of São Paulo, it concluded the definitive contracts for the majority of its gas stations' operations.

The sale of the Company's 71 gas stations, located in different regions of Brazil, has a total value of approximately R$200 million, which will be paid as follows: (i) R$138 million expected by the end of 2024, being R$101 million has already been received and the remainder will be received upon the decision of certain specific conditions; and (ii) remaining installments representing R$62 million, upon the decision of other conditions precedent that aim at the definitive transfer of stations to buyers in each region.

The gas station operation in the state of São Paulo, which represents the majority of the total value of this transaction, has the Ultra Group as its buyer. The remaining operations, located in eight states, are represented by other buyers. Until the effective transfer to buyers, the operating of gas stations will remain operated by GPA, including with regard to the appropriation of the results generated by the respective operations.

The net assets and net liabilities of gas stations and administrative headquarters are presented in assets held for sale and liabilities held for sale. Additionally, the operating result of gas stations is presented separately as a discontinued operation in light of CPC 31 / IFRS5.

1.7 Continuity of Operations

Management assessed the Company's ability to continue operating in the foreseeable future and concluded that it has the capacity to keep its operations and systems functioning normally. Therefore, Management is not aware of any material uncertainty that could generate significant doubts about the Company's ability to continue operating and the financial statements were prepared based on the going operational continuity.

2. Basis of preparation

The interim financial information, individual and consolidated, were prepared in accordance with IAS 34 - "Interim Financial Reporting, i

(In millions of Brazilian reais, unless otherwise stated)

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

In individual interim accounting information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interests highlighted in a specific line in the shareholders' equity and income statement.

3. Material accounting policy information

The main accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements, are described and presented in note 3 and in each corresponding explanatory note according to the financial statements on December, 31, 2023, and approved on February, 21, 2024, therefore, must be read together.

4. Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

In the period ended September 30, 2024, the new current standards, include the review of CPC 09 (R1) – Statements of Value Added, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

5. Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the period ended September 30, 2024 were the same as those adopted in the 2023 annual financial statements, disclosed in note no. 5.

(In millions of Brazilian reais, unless otherwise stated)

6. Cash and cash equivalents

The information bellow of cash and cash equivalents was presented in the year financial statements for 2023, in note No. 6.

		Parent Company		Consolidated	
		09.30.2024	12.31.2023	09.30.2024	12.31.2023
Cash and banks – Brazil		**51**	245	**51**	246
Cash and banks – Abroad	(*)	**83**	74	**83**	74
Short-term investments – Brazil	(**)	**1,589**	2,475	**2,155**	2,651
		1,723	2,794	**2,289**	2,971

(*) As of September 30, 2024, refers to the Company's funds invested in the United States, in US dollars, converted as of September 30, 2024 in the amount of R$83 (R$ 74 on December 31, 2023).

(**) Financial investments, on September 30, 2024, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 97.40% (100.15% on December 31, 2023) of the CDI (Interbank Deposit Certificate).

7. Financial Applications

The company has certain financial investments classified separately from cash and cash equivalents based on specific characteristics of these securities. On January 23, 2024, GPA liquidated the remaining interest held in Grupo Éxito corresponding to 13.31%, by receiving US$156 millions (corresponding to R$789 on this date net of the derivative), (note 1.2), recording only the value of R$15 referring to the CDB (Bank Deposit Certificate).

(In millions of Brazilian reais, unless otherwise stated)

8. Trade receivables

Detailed information on accounts receivable was presented in the year financial statements for 2023, in note No. 8.

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Credit card companies	**18**	109	**18**	109
Credit card companies - related parties (note 12.2)	**6**	8	**6**	8
Sales vouchers and trade receivables	**198**	223	**250**	272
Private label credit card	**23**	30	**23**	30
Receivables from related parties (note 12.2)	**12**	21	**1**	9
Receivables from suppliers	**26**	32	**26**	32
Allowance for doubtful accounts (note 8.1)	**(3)**	(3)	**(3)**	(2)
Total	**280**	420	**321**	458

8.1 Allowance for doubtful accounts on trade receivables

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
At the beginning of the period	**(3)**	(2)	**(3)**	(2)
Allowance booked for the period	**(2)**	(3)	**(2)**	(19)
Write-off of receivables	**2**	3	**2**	24
Éxito Group deconsolidation	**-**	-	**-**	(7)
Foreign currency translation adjustment	**-**	-	**-**	2
At the end of the period	**(3)**	(2)	**(3)**	(2)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days
09.30.2024	**324**	**307**	**11**	**1**	**1**	**4**
12.31.2023	460	447	9	1	1	2

(In millions of Brazilian reais, unless otherwise stated)

9. Other receivables

Detailed information on other accounts receivable was presented in the 2023 annual financial statements, in Note 9.

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Accounts receivable – GCB (*)	**620**	588	**620**	588
Accounts receivable – Sendas	**189**	108	**189**	108
Receivable from sale of subsidiaries	**54**	61	**54**	61
Lease receivables	**9**	15	**9**	15
Sale of real estate properties	**4**	11	**4**	11
Others	**64**	97	**75**	146
Allowance for doubtful accounts on other receivables (note 9.1)	**(3)**	(4)	**(3)**	(4)
	937	876	**948**	925
Current	**42**	66	**53**	115
Noncurrent	**895**	810	**895**	810

(*) Amounts receivable from Grupo Ca

(In millions of Brazilian reais, unless otherwise stated)

10. Inventories

Detailed information on inventories was presented in the year financial statements for 2023, in note No. 10.

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Stores	**1,091**	1,190	**1,091**	1,191
Distribution centers	**970**	847	**970**	847
Allowance for losses on inventory obsolescence and damages (note 10.1)	**(50)**	(86)	**(50)**	(86)
	2,011	1,951	**2,011**	1,952

10.1 Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
At the beginning of the Period	**(86)**	(49)	**(86)**	(49)
Additions / Write-offs / reversal	**36**	(7)	**36**	(13)
Éxito group deconsolidation	**-**	-	**-**	6
At the end of the Period	**(50)**	(56)	**(50)**	(56)

(In millions of Brazilian reais, unless otherwise stated)

11. Recoverable taxes

Detailed information on recoverable taxes was presented in the year financial statements for 2023, in note No. 11.

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
ICMS (note 11.1)	**337**	660	**337**	660
PIS/COFINS (note 11.2)	**2,033**	2,153	**2,075**	2,190
Social Security Contribution – INSS (Note 11.3)	**231**	274	**235**	276
Income tax and social contribution	**424**	408	**432**	419
Others	**49**	67	**54**	69
Total	**3,074**	3,562	**3,133**	3,614
Current	**676**	1,028	**720**	1,078
Noncurrent	**2,398**	2,534	**2,413**	2,536

11.1 Schedule of expected realization of ICMS

Regarding the credits that cannot yet be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future growth expectation and consequent compensation with debts arising from its operations, understands that its future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below. As of September 30, 2024, no modifications to previously prepared plans have been required.

In	Parent Company	Consolidated
Up to one year	**133**	**133**
From 1 to 2 years	**62**	**62**
From 2 to 3 years	**57**	**57**
From 3 to 4 years	**50**	**50**
From 4 to 5 years	**14**	**14**
More than 5 years	**21**	**21**
	337	**337**

(In millions of Brazilian reais, unless otherwise stated)

11.2 Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated
Up to one year	376	408
From 1 to 2 years	345	355
From 2 to 3 years	348	348
From 3 to 4 years	370	370
From 4 to 5 years	469	469
More than 5 years	125	125
	2,033	2,075

11.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in parent company and consolidated is equivalent to R$167, on September 30, 2024 (R$161, on December 31, 2023).

12. Related parties

12.1 Management and advisory committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(Values expressed in thousands of Reais)

	Base salary		Direct and indirect benefits		Variable compensation (*)		Termination of position (**)		Stock option plan – Note 23		Total	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Board of directors	8,147	18,088	-	-	-	-	-	-	-	892	8,147	18,980
Executive officers	10,340	15,290	1,595	-	30,505	3,900	-	-	7,649	1,600	50,089	20,790
Fiscal Council	-	186	-	-	-	-	-	-	-	-	-	186
	18,487	33,564	1,595	-	30,505	3,900	-	-	7,649	2,492	58,236	39,956

(*) In 2024, this value includes the extraordinary bonuses relating to the public distribution offer transaction for the Company's directors (note 1.1).

(**) The Company maintains contractual agreements with its executives that provide for additional payments in the event of termination of their position, including, possibly, compensation for non-compete agreements and/or severance pay to recognize time of service and dedication to the Company. The Company, at its discretion, assesses whether a non-compete agreement should be signed, usually at the time of the executive's dismissal. The amounts contracted as compensation for non-compete agreements and/or severance pay to recognize time of service and dedication to the Company are not material.

(In millions of Brazilian reais, unless otherwise stated)

12.2 Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	09.30.2023
Subsidiaries:										
Novasoc Comercial	-	-	**60**	46	-	-	**1**	1	**8**	4
Stix Fidelidade	**11**	12	-	-	**10**	13	-	-	**(59)**	(64)
GPA M&P	-	-	-	-	-	-	**9**	8	-	-
GPA Logistica	-	-	**151**	143	-	-	**111**	112	**4**	7
Associates										
FIC	**6**	8	**2**	50	**2**	4	-	-	**7**	17
Other related parties										
Grupo Casino (i)	**1**	9	**1**	11	-	6	**6**	9	**(2)**	(44)
Greenyellow (ii)	-	-	-	-	-	-	-	76	-	(74)
Others	-	-	**2**	2	-	-	-	-	-	-
Total	**18**	29	**216**	252	**12**	23	**127**	206	**(42)**	(154)

(i) As a result of the public distribution of shares of Casino's participation in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1). The Casino Group is made up of Casino and directly and indirectly controlled companies (Euris, Wilkes, Hellico).

(ii) As a result of the sale of Casino's stake in Greenyellow, it ceased to be related parties in the second quarter of 2024.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	12.31.2023	09.30.2024	09.30.2023
Associates										
FIC	**6**	8	**2**	50	**2**	4	**-**	-	**7**	17
Other related parties										
Grupo Casino (i)	**1**	9	**1**	11	**-**	6	**6**	9	**(2)**	(44)
Greenyellow (ii)	**-**	-	**-**	-	**-**	-	**-**	76	**-**	(74)
Others	**-**	-	**2**	2	**-**	-	**-**	-	**-**	-
Total	**7**	17	**5**	63	**2**	10	**6**	85	**5**	(101)

(i) As a result of the public distribution offering of shares of Casino's participation in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1). The Casino Group is made up of Casino and directly and indirectly controlled companies (Euris, Wilkes, Hellico)

(ii) As a result of the sale of Casino's stake in Greenyellow, it ceased to be related parties in the second quarter of 2024.

(In millions of Brazilian reais, unless otherwise stated)

13. Investments

13.1 Investment movement

	Parent company			
	Bellamar	GPA2	Others	Total
Balances at 12.31.2023	**863**	**330**	**83**	**1,276**
Equity	**49**	**28**	**-**	**77**
Dividends	**(124)**	**-**	**-**	**(124)**
Balances at 09.30.2024	**788**	**358**	**83**	**1,229**

	Parent company				
	Éxito	Bellamar	GPA2	Others	Total
Balances at 12.31.2022	**-**	**832**	**30**	**(793)**	**69**
Equity	243	36	(339)	725	665
Dividends	(220)	(20)	-	-	(240)
Capital increase	-	-	-	5	5
Write-off investments	-	-	-	91	91
Equity over other comprehensive income	573	-	31	54	658
Others	-	-	-	1	1
Éxito Group deconsolidation	(596)	-	556	-	(40)
Balances at 09.30.2023	**-**	**848**	**278**	**83**	**1,209**

	Consolidated	
	09.30.2024	09.30.2023
At the beginning of the period	**864**	(29)
Equity – continued	**49**	753
Equity – discontinued	**-**	(69)
Equity over other comprehensive income	**-**	102
Capital increase	**-**	39
Write-off of investment	**-**	91
Dividends	**(124)**	(20)
Éxito Group deconsolidation	**-**	(18)
At the end of the period	**789**	849

(In millions of Brazilian reais, unless otherwise stated)

14. Property and equipment

Detailed information on property, plant and equipment was presented in the year financial statements for 2023, in note No. 14.

	Parent Company						
	Balance at 12.31.2023	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Balance at 09.30.2024
Land	227	-	-	-	(17)	(17)	193
Buildings	361	1	-	(10)	(25)	(134)	193
Leasehold improvements	1,398	57	-	(105)	(35)	32	1,347
Machinery and equipment	917	73	-	(124)	(41)	61	886
Facilities	103	3	-	(15)	(3)	2	90
Furniture and fixtures	328	24	-	(39)	(7)	(5)	301
Construction in progress	70	211	-	-	(5)	(231)	45
Others	61	22	-	(7)	(1)	(46)	29
Total	**3,465**	**391**	**-**	**(300)**	**(134)**	**(338)**	**3,084**
Lease – right of use:							
Buildings	3,097	139	226	(327)	(95)	(14)	3,026
Total	**6,562**	**530**	**226**	**(627)**	**(229)**	**(352)**	**6,110**

(*) (R$ 70) were transferred to intangibles and (R$ 282) to assets held for sale (note 31).

	Parent Company						
	Balance at 12.31.2022	Additions	Remeasu-rement	Depre-ciation	Write-offs (*)	Transfer(**)	Balance at 09.30.2023
Land	417	-	-	-	(172)	-	245
Buildings	444	8	-	(12)	(67)	3	376
Leasehold improvements	1,446	45	-	(106)	(165)	170	1,390
Machinery and equipment	905	89	-	(116)	(33)	76	921
Facilities	117	2	-	(16)	(11)	13	105
Furniture and fixtures	337	38	-	(39)	(14)	6	328
Construction in progress	118	331	-	-	-	(389)	60
Others	32	16	-	(8)	(1)	(2)	37
Total	**3,816**	**529**	**-**	**(297)**	**(463)**	**(123)**	**3,462**
Lease – right of use:							
Buildings	3,010	392	48	(321)	(157)	-	2,972
Total	**6,826**	**921**	**48**	**(618)**	**(620)**	**(123)**	**6,434**

(*) The write-offs are related to the Sales and Leaseback transaction described in note 1.3 and the sale of Property in Barra da Tijuca (note 1.4).

(**) Of the R$123, R$132 were transferred to intangibles and (R$9) to assets held for sale.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company					
	Balance at 09.30.2024			Balance at 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**193**	**-**	**193**	227	-	227
Buildings	**349**	**(156)**	**193**	683	(322)	361
Leasehold improvements	**2,777**	**(1,430)**	**1,347**	2,949	(1,551)	1,398
Machinery and equipment	**2,436**	**(1,550)**	**886**	2,466	(1,549)	917
Facilities	**363**	**(273)**	**90**	370	(267)	103
Furniture and fixtures	**929**	**(628)**	**301**	926	(598)	328
Construction in progress	**45**	**-**	**45**	70	-	70
Others	**125**	**(96)**	**29**	157	(96)	61
Total	**7,217**	**(4,133)**	**3,084**	7,848	(4,383)	3,465
Lease – right of use:						
Buildings	**6,315**	**(3,289)**	**3,026**	6,155	(3,058)	3,097
Total	**13,532**	**(7,422)**	**6,110**	14,003	(7,441)	6,562

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated						
	Balance at 12.31.2023	Additions	Remeasurement	Depreciation	Write-offs	Transfers (*)	Balance at 09.30.2024
Land	232	-	-	-	(17)	(19)	196
Buildings	361	1	-	(10)	(25)	(134)	193
Leasehold improvements	1,406	57	-	(105)	(35)	26	1,349
Machinery and equipment	917	73	-	(125)	(40)	61	886
Facilities	103	4	-	(15)	(3)	1	90
Furniture and fixtures	328	24	-	(39)	(7)	(4)	302
Construction in progress	69	211	-	-	(4)	(231)	45
Other	60	22	-	(7)	(1)	(45)	29
Total	3,476	392	-	(301)	(132)	(345)	3,090
Lease – right of use:							
Buildings	3,101	139	227	(329)	(95)	(17)	3,026
Total	6,577	531	227	(630)	(227)	(362)	6,116

(*) (R$ 69) were transferred to intangibles and (R$ 293) to assets held for sale (note 31).

	Consolidated								
	Balance at 12.31.2022	Additions	Remeasurement	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Éxito Group deconsolidation (**)	Balance at 09.30.2023
Land	422	-	-	-	(172)	(3)	198	(195)	250
Buildings	445	26	-	(13)	(67)	6	251	(272)	376
Leasehold improvements	1,454	68	-	(106)	(167)	190	24	(64)	1,399
Machinery and equipment	905	174	-	(116)	(40)	71	85	(157)	922
Facilities	117	4	-	(16)	(12)	16	(2)	(2)	105
Furniture and fixtures	338	66	-	(39)	(15)	(12)	30	(39)	329
Construction in progress	116	378	-	-	(1)	(408)	(1)	(26)	58
Other	32	16	-	(8)	(1)	(1)	2	(4)	36
Total	3,829	732	-	(298)	(475)	(141)	587	(759)	3,475
Lease – right of use:									
Buildings	3,015	406	170	(322)	(160)	-	181	(315)	2,975
Equipment	-	4	-	-	-	-	1	(5)	-
	3,015	410	170	(322)	(160)	-	182	(320)	2,975
Total	6,844	1,142	170	(620)	(635)	(141)	769	(1,079)	6,450

(*) R$132 was transferred to intangibles and (R$9) to assets held for sale and R$18 to others.
(**) See note 1.2

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 09.30.2024			Balance at 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**196**	**-**	**196**	232	-	232
Buildings	**349**	**(156)**	**193**	683	(322)	361
Leasehold improvements	**2,778**	**(1,429)**	**1,349**	2,962	(1,556)	1,406
Machinery and equipment	**2,437**	**(1,551)**	**886**	2,470	(1,553)	917
Facilities	**363**	**(273)**	**90**	371	(268)	103
Furniture and fixtures	**931**	**(629)**	**302**	927	(599)	328
Construction in progress	**45**	**-**	**45**	69	-	69
Others	**125**	**(96)**	**29**	157	(97)	60
	7,224	**(4,134)**	**3,090**	7,871	(4,395)	3,476
Lease – right of use:						
Buildings	**6,317**	**(3,291)**	**3,026**	6,164	(3,063)	3,101
Total	**13,541**	**(7,425)**	**6,116**	14,035	(7,458)	6,577

14.1 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Additions	**530**	921	**531**	1,142
Lease	**(139)**	(392)	**(139)**	(410)
Capitalized borrowing costs	**(1)**	(8)	**(1)**	(8)
Property and equipment financing - Additions	**(343)**	(494)	**(343)**	(733)
Property and equipment financing - Payments	**394**	511	**394**	845
Total	**441**	538	**442**	836

14.2 Other information

At September 30, 2024, the Company and its subsidiaries recorded in the cost of sales the amount of R$89 in the parent company (R$87 at September 30, 2023) and R$89 in consolidated (R$87 at September 30, 2023) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

(In millions of Brazilian reais, unless otherwise stated)

15. Intangible assets

Detailed information on property, plant and equipment was presented in the year financial statements for 2023, in note No. 15.

	Parent Company					
	Balance at 12.31.2023	Additions	Amortization	Writ-off	Transfers	Balance at 09.30.2024
Goodwill	519	-	-	-	-	519
Commercial rights	47	-	-	-	-	47
Software and implementation	1,020	70	(215)	(1)	69	943
	1,586	70	(215)	(1)	69	1,509
Lease-right of use:						
Right of use Paes Mendonça	310	-	(16)	-	-	294
Software	11	-	(3)	-	-	8
	321	-	(19)	-	-	302
Total	1,907	70	(234)	(1)	69	1,811

	Parent Company					
	Balance at 12.31.2022	Additions	Amortization	Write-off	Transfers	Balance at 09.30.2023
Goodwill	519	-	-	-	-	519
Tradename	3	-	-	-	-	3
Commercial rights	47	-	-	-	-	47
Software and implementation	1,033	99	(194)	(4)	132	1,066
	1,602	99	(194)	(4)	132	1,635
Lease-right of use:						
Right of use Paes Mendonça	305	-	(25)	(60)	-	220
Software	14	-	(2)	-	-	12
	319	-	(27)	(60)	-	232
Total	1,921	99	(221)	(64)	132	1,867

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company					
	Balance at 09.30.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**519**	**-**	**519**	519	-	519
Commercial rights	**47**	**-**	**47**	47	-	47
Software and implementation	**2,127**	**(1,184)**	**943**	2,301	(1,281)	1,020
	2,693	**(1,184)**	**1,509**	2,867	(1,281)	1,586
Lease-right of use:						
Right of use Paes Mendonça (*)	**515**	**(221)**	**294**	515	(205)	310
Software	**120**	**(112)**	**8**	120	(109)	11
	635	**(333)**	**302**	635	(314)	321
Total	**3,328**	**(1,517)**	**1,811**	3,502	(1,595)	1,907

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 12.31.2023	Additions	Amortization	Write-off	Transfers	Balance at 09.30.2024
Goodwill	541	-	-	-	-	541
Commercial rights	47	-	-	-	-	47
Software and implementation	1,064	83	(227)	(1)	69	988
	1,652	83	(227)	(1)	69	1,576
Lease-right of use:						
Right of use Paes Mendonça	310	-	(16)	-	-	294
Software	11	-	(3)	-	-	8
	321	-	(19)	-	-	302
Total	1,973	83	(246)	(1)	69	1,878

	Consolidated							
	Balance at 12.31.2022	Additions	Amortization	Write-off	Foreign Currency translation adjustment	Transfers	Éxito Group deconsolidation (**)	Balance at 09.30.2023
Goodwill	541	-	-	-	19	-	(19)	541
Commercial rights	5	6	-	-	312	-	(318)	5
Software and implementation	47	-	-	-	-	-	-	47
Contractual rights	1	-	-	-	(1)	-	-	-
Software	1,073	124	(203)	(4)	14	131	(28)	1,107
	1,667	130	(203)	(4)	344	131	(365)	1,700
Lease-right of use:								
Right of use Paes Mendonça	305	-	(25)	(60)	-	-	-	220
Software	14	-	(2)	-	-	-	-	12
	319	-	(27)	(60)	-	-	-	232
Total	1,986	130	(230)	(64)	344	131	(365)	1,932

(**) See note 1.2

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 09.30.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**541**	**-**	**541**	541	-	541
Tradename	**47**	**-**	**47**	47	-	47
Commercial rights	**2**	**(2)**	**-**	2	(2)	-
Software and implementation	**2,214**	**(1,226)**	**988**	2,376	(1,312)	1,064
	2,804	**(1,228)**	**1,576**	2,966	(1,314)	1,652
Lease-right of use:						
Right of use Paes Mendonça (*)	**515**	**(221)**	**294**	514	(204)	310
Software	**120**	**(112)**	**8**	120	(109)	11
	635	**(333)**	**302**	634	(313)	321
Total	**3,439**	**(1,561)**	**1,878**	3,600	(1,627)	1,973

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1 Impairment test of goodwill

Goodwill and intangible assets were submitted to impairment tests on December 31, 2023, according to the method described in explanatory note No. 14 Property, plant and equipment to the financial statements of December 31, 2023.

The Company monitored the plan used to assess impairment on December 31, 2023 and there were no significant changes that could indicate loss or the need for a new assessment on September 30, 2024.

(In millions of Brazilian reais, unless otherwise stated)

16. Borrowings and financing

16.1 Debt breakdown

	Weighted average rate	Parent Company		Consolidated	
		09.30.2024	12.31.2023	09.30.2024	12.31.2023
Debentures and promissory note					
Debentures Certificate of agribusiness receivables and promissory notes (note 16.4)	CDI + 1.60% per year	**3,418**	3,350	**3,418**	3,350
		3,418	3,350	**3,418**	3,350
Borrowings and financing					
Local currency					
Working capital	CDI +2.00% per year	**251**	1,753	**251**	1,753
Working capital	TR + 9.80%	**6**	7	**6**	7
Swap contracts (note 16.7)	CDI - 0.10% per year	**-**	(1)	**-**	(1)
Unamortized borrowing costs		**-**	(6)	**-**	(6)
		257	1,753	**257**	1,753
Foreign currency					
Working capital (note 16.5)	USD + 1,87% per year	**164**	142	**164**	142
Working capital (note 16.5)	EUR + 5.44% per year	**477**	-	**477**	-
Swap contracts (note 16.7)	CDI + 1.49% per year	**-**	28	**-**	28
		641	170	**641**	170
Total		**4,316**	5,273	**4,316**	5,273
Noncurrent assets		**-**	1	**-**	1
Current liabilities		**1,660**	972	**1,660**	972
Noncurrent liabilities		**2,656**	4,302	**2,656**	4,302

(In millions of Brazilian reais, unless otherwise stated)

16.2 Changes in borrowings

	Parent Company	Consolidated
At December 31, 2023	5,273	5,273
Additions	446	446
Accrued interest	412	412
Derivatives contract	(6)	(6)
Mark to market	(2)	(2)
Monetary and exchange rate changes	17	17
Borrowing cost	22	22
Interest paid	(446)	(446)
Principal paid	(1,400)	(1,400)
At September 30, 2024	4,316	4,316

	Parent Company	Consolidated
At December 31, 2022	5,863	5,863
Additions	484	1,718
Accrued interest	629	776
Accrued swap	59	72
Mark-to-market	(1)	43
Monetary and exchange rate changes	(17)	(17)
Borrowing cost	12	12
Interest paid	(304)	(428)
Principal paid	(645)	(770)
Derivatives paid	(30)	(67)
Foreign currency translation adjustment	-	209
Éxito Group deconsolidation	-	(1,361)
At September 30, 2023	6,050	6,050

16.3 Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.

In	Parent Company	Consolidated
From 1 to 2 years	1,631	1,631
From 2 to 3 years	260	260
From 3 to 4 years	637	637
After 5 years	151	151
Subtotal	2,679	2,679
Unamortized borrowing costs	(23)	(23)
Total	2,656	2,656

(In millions of Brazilian reais, unless otherwise stated)

16.4 Debentures, Promissory Note and Certificates of Real Estate Receivables.

	Type	Issue Amount	Outstanding debentures (units)	Date: Issue	Date: Maturity	Financial charges	Unit price (in reais)	Parent Company and Consolidated: 09.30.2024	Parent Company and Consolidated: 12.31.2023
18th Issue of Promissory Notes – CBD (1nd serie) (*)(**)	No preference	980	852,670	05/14/21	05/10/26	CDI + 1.70% per year	1,047	893	969
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,048	545	529
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,479,347	740	677
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,483,954	742	679
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	377	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,015	382	395
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,220	151	138
Borrowing cost								(35)	(37)
Total								3,418	3,350
Current liabilities								1,225	31
Noncurrent liabilities								2,193	3,319

(*) The due date for each series of the 18st series is given in two installments, with the due dates for the 1st series on 05/10/25 and 05/10/26 and for the 2nd series on 05/10/27 and 05/10/28.

(**) On 09/11/24, the Company carried out an optional acquisition operation of debentures from the 1st series of the 18th issue on the secondary market, following market prices and lower than their nominal unit value at the time of issue. The total disbursed was R$101 for the acquisition of 100,000 debentures, equivalent to the updated total nominal value of R$104 of the issue, representing 6.8% of the outstanding debentures of this Issue. The gain on the transaction in the amount of R$3 is recorded in the financial result (note 27).

(In millions of Brazilian reais, unless otherwise stated)

16.5 Borrowings in foreign currencies

On September 30, 2024 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, euros, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

16.6 Guarantees

The Company does not provide relevant guarantees for its loan agreements.

16.7 Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on September 30, 2024 was 11.05% (13.04% as of December 31, 2023).

16.8 Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At September 30, 2024, GPA complied with these ratios.

(In millions of Brazilian reais, unless otherwise stated)

17. Financial instruments

Detailed information on financial instruments was presented in the 2023 annual financial statements, in explanatory note nº18.

The main financial instruments and their values recorded in the financial statements, by category, are as follows:

	Parent Company		Consolidated	
	Carrying amount		Carrying amount	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Financial assets:				
Amortized cost				
Cash and cash equivalents	**1,723**	2,794	**2,289**	2,971
Related parties - assets	**216**	241	**5**	52
Trade receivables and other receivables	**1,172**	1,137	**1,223**	1,224
Fair value through profit or loss				
Financial instruments – Fair Value Hedge	**-**	1	**-**	1
Financial investments	**15**	499	**15**	777
Fair value through other comprehensive income				
Trade receibles credit card companies and sales vouchers	**45**	159	**46**	159
Financial liabilities:				
Amortized cost				
Related parties - liabilities	**(127)**	(206)	**(6)**	(85)
Trade payables	**(2,314)**	(2,677)	**(2,374)**	(2,729)
Suplier finance	**(109)**	(524)	**(109)**	(524)
Financing for purchase of assets	**(125)**	(112)	**(125)**	(112)
Debentures and promissory notes	**(3,418)**	(3,350)	**(3,418)**	(3,350)
Borrowings and financing	**(257)**	(1,747)	**(257)**	(1,747)
Lease	**(4,232)**	(4,295)	**(4,232)**	(4,300)
Fair value through profit or loss				
Borrowings and financing (*Hedge accounting underlyng)*	**(641)**	(149)	**(641)**	(149)
Financial instruments – Fair Value Hedge – liabilities side	**-**	(28)	**-**	(28)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

(In millions of Brazilian reais, unless otherwise stated)

17.1 Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i) Capital management risk

The primary objective of the Company's capital management is to ensure that it maintains a well-established credit rating and capital ratio in order to support the business and maximize shareholder value. The Company manages the capital structure and adjusts it considering changes in economic conditions.

There were no changes to the objectives, policies, or processes during the period ended September 30, 2024.The Group capital structure is as follows:

	Parent company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Cash and cash equivalents	**1,723**	2,794	**2,289**	2,971
Trade receivables	**280**	420	**321**	458
Financial instruments – Fair value hedge	**-**	(27)	**-**	(27)
Borrowings and financing	**(4,316)**	(5,246)	**(4,316)**	(5,246)
Net financial debt (Covenants)	**(2,313)**	(2,059)	**(1,706)**	(1,844)

Shareholder

(In millions of Brazilian reais, unless otherwise stated)

(iii) Agreements between suppliers, Company and banks

The Company maintains agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of structuring operations to advance the receipt of their receivables owed by the Company. Generally, these transactions are called "forfait" / "confirming" / "risk drawn". Financial institutions become creditors and the Company makes payments under the same conditions as those originally agreed with the supplier.

Management, based on IAS7/CPC3(R2) and IFRS7/CPC40(R1), assessed that the economic substance of the transaction is operational in nature, considering that carrying out the advance payment is at the sole discretion of the supplier and, for the Company. There are no changes to the original term negotiated with the supplier, nor any changes to the originally contracted values. These transactions are intended to facilitate the cash flow of its suppliers without advance payments by the Company. Management assessed the potential effects of adjustment to present value of these operations and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Suppliers Finance" and the cash flows arising from these transactions are presented as an operating activity in the cash flow statement.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

The Company has the right to receive a premium for recommending suppliers for these securities advance operations, which is recognized directly in profit or loss, in the amount of R$9 on September 30, 2024 (R$7 on September 30, 2023) .

As of September 30, 2024, the balance payable related to these operations is R$109 (R$524 as of December 31, 2023).

The balances of suppliers and suppliers finance are similar and do not exceed the 63-day expiration period on September 30, 2024.

(iv) Derivative financial instruments

		Consolidated			
		Notional value		Fair value	
		09.30.2024	12.31.2023	**09.30.2024**	12.31.2023
Swap with hedge accounting					
Hedge object (debt)		**645**	189	**647**	149
Long position (buy)					
Prefixed rate	TR + 9.80% per year	**22**	22	**6**	7
USD$ + fixed	USD + 1.87% per year	**167**	167	**164**	142
EUR + fixed	EUR + 5.44% per year	**456**	-	**477**	-
		645	189	**647**	149
Short position (sell)					
	CDI + 1.48% per year	**(645)**	(189)	**(647)**	(176)
Hedge position – Asset		**-**	-	**-**	1
Hedge position - liability		**-**	-	**-**	(28)
Net hedge position		**-**	-	**-**	(27)

Realized and unrealized gains and losses on these contracts during the period ended September 30, 2024 are recorded in net financial income. There was no effect on the balance payable or receivable at its fair value on September 30, 2024 (R$27 on December 31, 2023), the asset is recorded under the heading "Financial in

(In millions of Brazilian reais, unless otherwise stated)

17.3 Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 ("IFRS13"), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value is being disclosed in the interim financial information:

	Consolidated		
	Carrying amount	Fair value	
	09.30.2024	09.30.2024	Level
Financial assets and liabilities			
Trade receibles with credit card companies and sales vouchers	46	46	2
Financial aplications – CDB	15	15	2
Borrowings and financing (FVPL)	(641)	(641)	2
Borrowings and financing and debentures (amortized cost)	(3,675)	(3,675)	2
Total	**(4,255)**	**(4,255)**	

There were no changes between the fair value measurements levels in the period ended September 30, 2024.

Interest rate swaps, foreign currency, loans and financing and financial investments are classified at level 2, as readily observable market inputs are used, such as interest rate forecasts, spot and future exchange rate parity quotes.

17.4 Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated	
Risk	Reference value	Due date	09.30.2024	12.31.2023
Debt				
EUR – BRL	€ 75 million	2026	11	-
USD – BRL	US$ 30 million	2024	(11)	(28)
Interest rate – BRL	R$ 21 million	2026	-	1
Financial application				
USD – BRL	US$ 156 million	2024	-	20
Total			-	(7)

There was no hedge effect on fair value through profit or loss for the period ended September 30, 2024 (loss of R$81 on September 30, 2023).

(In millions of Brazilian reais, unless otherwise stated)

18. Taxes and contributions to be collected and paid in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the year financial statements for 2023, in note nº19.

18.1 Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Taxes payable in installments - Law 11,941/09	**4**	38	**4**	38
Taxes payable in installments – *PERT*	**104**	116	**104**	116
IPI	**50**	54	**50**	54
ICMS	**159**	176	**162**	178
Tax instalments - Law nº 17,843/2023 (*)	**625**	-	**625**	-
Others	**8**	9	**9**	11
	950	393	**954**	397
Current	**324**	324	**328**	328
Noncurrent	**626**	69	**626**	69

(*) The Company adhered to the ICMS debt settlement program of the government of the State of São Paulo ("Agreement"), in accordance with notice PGE/Tran

(In millions of Brazilian reais, unless otherwise stated)

19. Income tax and social contribution

Detailed information on income tax and social contribution was presented in the year financial statements for 2023, in note No. 20.

19.1 Provision for income tax and social contribution

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Provision for income tax and social contribution payable	-	-	-	2
Uncertain income tax and social contribution – (ICPC22)	**224**	223	**228**	223
Self-regularization program	**127**	127	**127**	127
	351	350	**355**	352
Current	**71**	80	**75**	82
Noncurrent	**280**	270	**280**	270

19.2 Uncertainty over income tax treatments

In compliance with IFRIC23/ICPC22 – Uncertainty over Income Tax Treatment, the Company has administrative and judicial discussions with Union supervisory bodies, which are related to uncertain treatments adopted in the calculation of income tax and social contribution on income net profit, based on internal assessment and that of legal advisors, the tax treatment adopted by the Company is adequate and for this reason they are classified as a greater chance of success than the chance of failure of the case (more likely than not).

IRPJ, CSLL - GPA has a series of assessments relating to compensation processes, payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, nullities in the assessment, among other minor issues. The amount involved is equivalent to R$1,339 on September 30, 2024 (R$512 on December 31, 2023).

The Company has processes relating to the collection of differences in the payment of IRPJ and CSLL, which, in the assessment of management and its legal advisors, the Company is entitled to compensation from its former and current shareholders, supposedly due in relation to calendar years from 2007 to 2013, under the allegation that there was an improper deduction of goodwill amortizations. The amount involved is R$2,520 on September 30, 2024 (R$2,425 on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

19.3 Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated	
	09.30.2024	09.30.2023 Restated	09.30.2024	09.30.2023 Restated
Loss before income tax and social contribution (continued operations)	**(962)**	(315)	**(943)**	(203)
Credit of IR and CSLL	**327**	104	**321**	66
Tax penalties	**(13)**	(17)	**(13)**	(17)
Share of profit of associates	**26**	226	**17**	256
Tax benefits	**-**	4	**-**	4
Tax Credit	**-**	135	**-**	136
Deferred IRPJ and CSLL not recognized on tax loss and Negative basis (*)	**(295)**	(113)	**(295)**	(116)
Other permanent differences	**(15)**	34	**(16)**	36
Effective income tax and social contribution expensive	**30**	373	**14**	365
Income tax and social contribution expense for the period:				
Current	**(50)**	(203)	**(66)**	(206)
Deferred	**80**	576	**80**	571
Credit income tax and social contribution expense	**30**	373	**14**	365
Effective rate	**3.12%**	118.41%	**1.48%**	179.80%

(*) The Company ceased recording the tax loss credit in the second quarter of 2023. On December 31, 2023, the Company's Management prepared an assessment of the feasibility of the future realization of the deferred tax asset, considering the probable ability to generation of taxable profits, in the context of the main variables of your business.

19.4 Breakdown of deferred income tax and social contribution

	Parent Company					
	09.30.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	**965**	**-**	**965**	965	-	965
Provision for contingencies	**586**	**-**	**586**	782	-	782
Goodwill tax amortization	**-**	**(371)**	**(371)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(13)**	**(13)**	-	(8)	(8)
Fixed, intangible and investment properties	**-**	**(129)**	**(129)**	-	(330)	(330)
Unrealized gains with tax credits	**-**	**(330)**	**(330)**	-	(362)	(362)
Leasing / (right of use)	**1,420**	**(1,085)**	**335**	1,431	(1,110)	321
Other	**88**	**-**	**88**	64	-	64
Deferred income tax and social contribution assets (liabilities)	**3,060**	**(1,928)**	**1,132**	3,242	(2,191)	1,051
Compensation	**(1,928)**	**1,928**	**-**	(2,191)	2,191	-
Deferred income tax and social contribution assets (liabilities), net	**1,132**	**-**	**1,132**	1,051	-	1,051

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	09.30.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	**995**	**-**	**995**	995	-	995
Provision for contingencies	**588**	**-**	**588**	783	-	783
Goodwill tax amortization	**-**	**(371)**	**(371)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(13)**	**(13)**	-	(8)	(8)
Fixed intangible and investment properties	**-**	**(129)**	**(129)**	-	(330)	(330)
Unrealized gains with tax credits	**-**	**(335)**	**(335)**	-	(366)	(366)
Leasing / (right of use)	**1,420**	**(1,085)**	**335**	1,431	(1,110)	321
Other	**88**	**-**	**88**	64	-	64
Deferred income tax and social contribution assets (liabilities)	**3,091**	**(1,933)**	**1,158**	3,273	(2,195)	1,078
Compensation	**(1,933)**	**1,933**	**-**	(2,195)	2,195	-
Deferred income tax and social contribution assets (liabilities), net	**1,158**	**-**	**1,158**	1,078	-	1,078

The Company estimates to recover these deferred tax assets as follows:

In	Parent Company	Consolidated
Up to one year	**191**	**191**
From 1 to 2 years	**204**	**205**
From 2 to 3 years	**269**	**271**
From 3 to 4 years	**294**	**297**
From 4 to 5 years	**327**	**331**
Above 5 years	**1,775**	**1,796**
	3,060	**3,091**

19.5 Movement in deferred income tax and social contribution

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Opening balance	**1,051**	890	**1,078**	922
Credit (expense) for the period - Continued operations	**80**	576	**80**	571
Credit (expense) for the period - Discontinued operations	**-**	76	**-**	(24)
Éxito Group deconsolidation	**-**	(226)	**-**	(126)
Others	**1**	(1)	**-**	(2)
At the end of the period	**1,132**	1,315	**1,158**	1,341

20. Provision for contingencies

Detailed information on the provision for lawsuits was presented in the year financial statements for 2023, in note No. 21.

The pro

(In millions of Brazilian reais, unless otherwise stated)

20.2 Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	1,108	804	239	2,151
Additions	57	481	88	626
Payments	-	(547)	(68)	(615)
Reversals	(134)	(90)	(29)	(253)
Transfers (*)	(564)	-	-	(564)
Monetary adjustment	25	69	32	126
Balance at September 30, 2024	492	717	262	1,471

(*) Refer to the adherence in the program regulated by São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023, transferred to installment taxes (note n° 18).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629
Additions	95	460	72	627
Payments	(20)	(50)	(56)	(126)
Reversals	(16)	(384)	(20)	(420)
Monetary adjustment	91	62	25	178
Foreign currency translation adjustment	7	1	2	10
Liabilities held for sale	(6)	(2)	1	(7)
Balance at September 30, 2023	1,912	755	224	2,891

20.3 Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

<u>ICMS</u>

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2024, the Company maintains a provision of R$21 (R$354 as of December 31, 2023), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. The reduction was due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note 18).

In addition to this matter, the Company had notices relating to the disallowance of electricity credit, which, after the STF Judgment, disallowed the action relating to the matter on the grounds that it was an infraconstitutional issue. The Company adhered to the program regulated by the São Paulo State Attorney's Office (note no. 18), in this context it does not have a provision for the topic on September 30, 2024 (R$297 on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of September 30, 2024 is R$37 (R$36 in December 31, 2023).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of September 30, 2024 is R$434 (R$421 as of December 31, 2023).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of September 30, 2024 in the total amount of R$50, with tax proceedings being R$4, Labor R$15 and Civil R$31 (R$42, being R$3 for tax proceedings, R$19 for labor and R$20 for civil proceedings on December 31, 2023).

20.4 Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business, At September 30, 2024, the Company recorded a provision of R$717 (R$804 as of December 31, 2023), Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5 Civil, regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections. among others) and at different courts. The Compan

(In millions of Brazilian reais, unless otherwise stated)

Total civil lawsuits and others as of September 30, 2024 amount to R$262 (R$239 as of December 31, 2023).

20.6 Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$11,265 as September 30, 2024 (R$13,726 in December 31, 2023), and are mainly related to:

- INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$827, as September 30, 2024 (R$699 as of December 31. 2023). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
- IRRF (withholding income tax), II (import tax) and IOF (tax on financial transactions) – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$251 as of September 30, 2024 (R$261 as of December 31. 2023).
- COFINS. PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits. IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$6,566 as of September 30, 2024 (R$5,921 as of December 31. 2023).
- ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$3,119 as of September 30, 2024 (R$6,367 as of December 31, 2023), which await judgment at both the administrative and judicial levels. The reduction was substantially due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note no. 18).
- Municipal service tax - ISS. Municipal Real E

(In millions of Brazilian reais, unless otherwise stated)

The Company is responsible for the legal processes of GLOBEX prior to the association with Grupo Casas Bahia. As of September 30, 2024, the amount involved in tax proceedings is R$206 (R$341 as of December 31, 2023).

Due to the partial spin-off of CBD that occurred on December 31, 2020 ("Partial Spin-Off"), which culminated in the separation of Sendas operations, the Company became contractually responsible for certain losses actually incurred (excluding indirect damages) by Sendas Distribuidora as a result of: (i) inaccuracy or violation of the representations and guarantees provided; (ii) non-compliance with assumed obligations; (iii) demands presented by people related to the Company in relation to topics covered by mutual settlement agreed between the parties; (iv) acts, facts or omissions, passive superveniences or active non-subsistences relating to gas stations transferred to the Company, referring to past triggering events; (v) environmental liabilities related to certain properties transferred to Sendas, referring to past triggering events; (vi) acts, facts or omissions, passive superveniences or active non-subsistences related to Success, referring to past triggering events; and (vii) acts, facts or omissions, passive superveniences or active non-subsistences relating to or arising from the Separation of Multivarejo Businesses and/or the Company's businesses, referring to past triggering events.

On September 30, 2024, the contingencies related to these losses is R$1,396, of which R$1,338 related to tax contingencies and R$58 related to civil contingencies (R$1,494, of which R$1,398 related to tax contingencies and R$96 related to civil contingencies in December 31, 2023).

Even though the Partial Split established the absence of joint and several liability, under the terms of art. 233, p.ú. of Law 6,404/76, it is possible that the Company may be directly triggered by contingencies for which Sendas is responsible, and incur losses arising therefrom (without prejudice to any rights of return or compensation against Sendas, when applicable), as well as that Sendas may incur losses arising from contingencies for which the Company is responsible, which give rise to the Company's obligation to compensate them.

In this sense, it should be noted, for example, that, in accordance with article 132 of the National Tax Code, the Company and Sendas are jointly and severally responsible under the tax authorities, for tax contingencies arising from acts, facts and events that have occurred until the date of the split.

The Company's practice is to hire external lawyers to defend tax assessments, whose remuneration is linked to a percentage to be applied to the value of the successful outcome of these proceedings. These percentages may vary according to the qualitative and quantitative factors of each process, and on September 30, 2024 the estimated value, if all processes were completed successfully, is approximately R$195 (R$165 on December 31, 2024). 2023).

20.7 Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Tax	**139**	122	**139**	122
Labor	**227**	338	**230**	341
Civil and other	**42**	53	**43**	54
Total	**408**	513	**412**	517

(In millions of Brazilian reais, unless otherwise stated)

20.8 Guarantees

Of the amount R$11,656, the amount of R$4,777 is mainly related to the guarantees of the São Paulo Agreement (Law No. 17843/2023) and federal installment taxes (PERT and Law No. 11,941) described in note 18. These guarantees will be released after the full payment of the installment.

The cost of guarantee insurance and letters of guarantee is approximately 0.57% per year of the value of the cases and is recorded as an expense over the term.

20.9 Grupo Casas Bahia (ex-Via)

The Company ceased to exercise corporate control over Grupo Casas Bahia ("GCB") in June 2019. In the 2nd quarter of 2021. The GCB took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and, is therefore terminated. The GCB still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement. GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas. GCB and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito. Financiamento e In

(In millions of Brazilian reais, unless otherwise stated)

21. Leases

21.1 Lease obligations

Detailed information on leasing obligations was presented in the year financial statements for 2023, in note No. 22.1.

Leasing contracts totaled R$4,232 as of September 30, 2024 (R$4,300 as of December 31, 2023), according to the following table:

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Financial lease liability – minimum lease payments:				
Up to 1 year	**468**	473	**465**	474
1 - 5 years	**1,803**	1,798	**1,807**	1,800
Over 5 years	**1,961**	2,024	**1,960**	2,026
Present value of finance lease agreements	**4,232**	4,295	**4,232**	4,300
Future financing charges	**3,232**	3,416	**3,293**	3,417
Gross amount of finance lease agreements	**7,464**	7,711	**7,525**	7,717
PIS and COFINS embedded in the present value of the lease agreements	**257**	261	**257**	261
PIS and COFINS embedded in the gross amount of the lease agreements	**454**	469	**454**	469

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 12.80% in the period ended September 30, 2024 (12.73% as of December 31, 2023).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.51% (6.05% on December 31, 2023). The average term of the contracts considered is 10 years (7.3 years on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

21.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2023	4,295	4,300
Additions	139	139
Remeasurement	226	227
Accrued interest	382	383
Payments	(660)	(661)
Anticipated lease contract termination	(117)	(117)
Liabilities held for Sale	(18)	(22)
Others	(15)	(17)
At September 30, 2024	4,232	4,232
Current	468	465
Noncurrent	3,764	3,767

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	392	410
Remeasurement	48	170
Accrued interest	351	433
Payments	(685)	(951)
Anticipated lease contract termination	(68)	(73)
Foreign currency translation adjustment	-	179
Èxito group deconsolidation	-	(132)
At September 30, 2023	4,068	4,073
Current	502	503
Noncurrent	3,566	3,570

21.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
		Restated		Restated
Income and Expenses for the period:				
Variable (0.1% to 4.5% of sales)	(6)	(13)	(7)	(13)
Incomes from Sublease (*)	47	56	47	56

(*) Refers to lease agreements receivable from commercial shopping malls.

22. Deferred revenue

Detailed information on unearned revenues was presented in the year financial statements for 2023, in note No. 23.

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Commitment to future sale of real estate	**22**	35	**22**	35
Sale of gas stations	**89**	-	**101**	-
Services rendering agreement – Partnerships	**27**	35	**27**	35
Revenue from credit card operators and banks	**-**	-	**132**	131
Gift Card	**34**	40	**34**	40
Others	**2**	2	**2**	2
Total	**174**	112	**318**	243
Current	**114**	37	**258**	168
Noncurrent	**60**	75	**60**	75

23. Shareholders' equity

a. Capital stock

The subscribed and paid-in share capital, on September 30, 2024, is represented by 490,177 (270,139 as of December 31, 2023) thousands of registered shares with no nominal value. On September 30, 2024, the capital stock is R$2,511 (R$1,807 on December 31, 2023).

The Company is authorized to increase the capital stock up to the limit of 800,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

On March 13, 2024, the Company concluded the public distribution offer of 220,000 shares at a target price of R$3.20 totaling R$704. Due to the increase in the Company's share capital within the scope of the Offer, the Company's new share capital is R$2,511 divided into 490,177 common shares, all nominative, book-entry and with no nominal value.

b. Stock Option plan

On April 29, 2024, a new incentive plan was approved that establishes general conditions for the granting of

of shares granted by each series to each of its beneficiaries will be recalculated after a period of 36 months from the date of grant, according to a performance multiplier factor based on the TSR (Total Shareholder Return) of the Company's share in comparison to a group of market companies also listed on the stock exchange, affecting all shares granted. In June 2024, 17,157 thousand shares were granted under this Program, under series D1.

The fair value of each share granted is R$3.39 estimated on the grant date using the Monte Carlo option pricing model, considering the following assumptions for series D1: (a) dividend expectation of 0.00%, (b) expected volatility of approximately 53.97% and (c) risk-free weighted average interest rate of 11.39%.

Information regarding current plans is summarized below:

				09.30.2024				
				Number of options (in thousands)				
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
Serie B9	07/01/2023	07/01/2026	0.01	487	-	-	-	487
Serie B10	05/31/2023	05/31/2026	0.01	4,875	(38)	-	-	4,837
Serie D1 – 1st tranche	06/01/2024	05/31/2027	-	5,719	-	-	-	5,719
Serie D1 – 2nd tranche	06/01/2024	05/31/2028	-	5,719	-	-	-	5,719
Serie D1 – 3rd tranche	06/01/2024	05/31/2029	-	5,719	-	-	-	5,719
				22,519	**(38)**	**-**	**-**	**22,481**

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term
At December 31, 2023	**5,362**	**0.01**	**2.43**
Granted during the period	**17,157**	**-**	
Exercised during the period	**(38)**	**0.01**	
Total to be exercised at September 30, 2024	**22,481**	**0.01**	**3.20**

The amount recorded in the results of Parent Company and Consolidated on September 30, 2024 were R$13 (R$11 on September 30, 2023).

c. Compensation program based on changes in share value (Phantom Stock Options)

In a contract signed between the Company and certain eligible administrators on April 16, 2024, the long-term incentive program was approved, which establishes the terms and conditions for the payment of a cash prize, referenced to the value of the Company's share.

According to the terms of the program, the beneficiary will have the right to receive a certain amount of phantom Shares, free of charge, conditioned on compliance with remaining linked as an employee of the Company. Each phantom share is equivalent to one common share issued by the Company, subject to appreciation and price fluctuation over time. 9,114,149 phantom shares were granted, with a total vesting period of three years. With 25% of the portion exercisable after 12 months, 25% after 24 months and the remaining 50% after 36 months. The last installment, corresponding to 50%, is linked to the performance of the share and can vary from 0% to 200%.

(In millions of Brazilian reais, unless otherwise stated)

On September 30, 2024, the value of the liability corresponding to this premium, including social premiums, is recorded in non-current liabilities and represents the amount of R$11.

24. Revenue from the sale of goods and / or services

Detailed information on expenses by nature was presented in the year financial statements for 2023, in note No. 25

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Gross sales:		Restated		Restated
Goods	**14,302**	13,845	**14,302**	13,845
Services rendered	**114**	113	**216**	178
Sales returns and cancellations	**(55)**	(118)	**(55)**	(118)
	14,361	13,840	**14,463**	13,905
Taxes on sales	**(886)**	(991)	**(894)**	(996)
Net operating revenues	**13,475**	12,849	**13,569**	12,909

25. Expenses by nature

Detailed information on other operating expenses, net, was presented in the year financial statements for 2023, in note No. 26.

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
		Restated		Restated
Cost of inventories	**(8,910)**	(8,721)	**(8,924)**	(8,726)
Personnel expenses	**(1,999)**	(1,794)	**(2,036)**	(1,806)
Outsourced services	**(307)**	(215)	**(321)**	(220)
Overhead expenses	**(593)**	(574)	**(593)**	(575)
Commercial expenses	**(431)**	(472)	**(432)**	(472)
Other expenses	**(229)**	(342)	**(236)**	(351)
	(12,469)	(12,118)	**(12,542)**	(12,150)
Cost of sales	**(9,787)**	(9,522)	**(9,815)**	(9,529)
Selling expenses	**(2,240)**	(2,210)	**(2,243)**	(2,201)
General and administrative expenses	**(442)**	(386)	**(484)**	(420)
	(12,469)	(12,118)	**(12,542)**	(12,150)

(In millions of Brazilian reais, unless otherwise stated)

26. Other operating expenses, net

Detailed information on the net financial result was presented in the year financial statements for 2023, in note No. 27.

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Tax installments and other tax risks (*)	**(162)**	(80)	**(162)**	(80)
Restructuring expenses	**(80)**	(187)	**(82)**	(189)
Result with fixed assets	**(68)**	144	**(67)**	144
Total	**(310)**	(123)	**(311)**	(125)

(*) According to note nº 18.1, the Company adhered, in installments, to the Transaction program regulated by the São Paulo State Attorney's Office, through article 43 of Law No. 17,843/2023. The Company recorded an expense in the amount of R$ 66 related to this topic.

27. Financial Result

Detailed information on the net financial result was presented in the year financial statements for 2023, in note No. 28.

	Parent Company		Consolidated	
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
		Restated		Restated
Finance expenses:				
Cost of debt	**(434)**	(658)	**(446)**	(669)
Cost of the discounting of receivables	**(51)**	(56)	**(51)**	(56)
Monetary restatement loss	**(179)**	(142)	**(180)**	(143)
Interest on lease liabilities	**(365)**	(335)	**(365)**	(336)
Other finance expenses	**(66)**	(52)	**(68)**	(52)
Total financial expenses	**(1,095)**	(1,243)	**(1,110)**	(1,256)
Financial income:				
Income from short term instruments	**114**	197	**164**	215
Monetary restatement gain	**13**	200	**17**	202
Other financial income	**-**	1	**1**	1
Total financial income	**127**	398	**182**	418
Total	**(968)**	(845)	**(928)**	(838)

The hedge effects are recorded as cost of debt and disclosed in Note nº 17.

28. Earnings (loss) per share

Earnings per share information was presented in the annual financial statements for 2023, in note No. 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	09.30.2024	09.30.2023 Restated
Basic numerator		
Net (loss) allocated to common shareholders – continued operations	**(932)**	162
Net income (loss) allocated to common shareholders - discontinued operations	**(371)**	(2,130)
Net income (loss) allocated to common shareholders	**(1,303)**	(1,968)
Basic denominator (millions of shares)		
Weighted average of shares	**431**	270
Basic (loss) per shares (R$) – continued operations	**(2.16045)**	0.60005
Basic (loss) per shares (R$) - discontinued operations	**(0.86001)**	(7.88949)
Basic (loss) per shares (R$) – total	**(3.02046)**	(7.28944)
Diluted numerator		
Net (loss) allocated to common shareholders – continued operations	**(932)**	162
Net income (loss) allocated to common shareholders - discontinued operations	**(371)**	(2,130)
Net income (loss) allocated to common shareholders	**(1,303)**	(1,968)
Diluted denominator		
Weighted average of shares (in millions)	**431**	270
Stock option	**16**	-
Diluted weighted average of shares (millions)	**447**	270
Diluted earnings (loss) per shares (R$) – continued operations	**(2.16045)**	0.60005
Diluted earnings (loss) per shares (R$) – discontinued operations	**(0.86001)**	(7.88949)
Diluted earnings (loss) per shares (R$) – total	**(3.02046)**	(7.28944)

(In millions of Brazilian reais, unless otherwise stated)

29. Segment information

The Informations about the segments were presented in the 2023 annual financial statements in explanatory note 30. There is no change in presentation in the period.

	Retail		Discontinued Operations Éxito		Other businesses		Total	
	09.30.2024	09.30.2023 Restated	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023 Restated
Net operating revenue	**13,490**	12,866	-	-	**79**	43	**13,569**	12,909
Gross profit	**3,691**	3,336	-	-	**63**	44	**3,754**	3,380
Depreciation and amortization	**(768)**	(744)	-	-	**(12)**	(8)	**(780)**	(752)
Share of profit of subsidiaries and associates	**49**	36	-	-	**-**	717	**49**	753
Operating income	**(19)**	(77)	-	-	**4**	712	**(15)**	635
Net financial expenses	**(937)**	(844)	-	-	**9**	6	**(928)**	(838)
Profit(loss) before income tax and social contribution	**(956)**	(921)	-	-	**13**	718	**(943)**	(203)
Income tax and social contribution	**18**	365	-	-	**(4)**	-	**14**	365
Net income (loss) for continued operations	**(938)**	(556)	-	-	**9**	718	**(929)**	162
Net income (loss) for discontinued operations	**(371)**	(440)	-	(1,555)	**-**	-	**(371)**	(1,995)
Net income (loss) of period end	**(1,309)**	(996)	-	(1,555)	**9**	718	**(1,300)**	(1,833)
	09.30.2024	**12.31.2023**	**09.30.2024**	**12.31.2023**	**09.30.2024**	**12.31.2023**	**09.30.2024**	**12.31.2023**
Current assets	**5,688**	7,359	-	-	**188**	164	**5,876**	7,523
Noncurrent assets	**13,718**	14,448	-	-	**80**	79	**13,798**	14,527
Current liabilities	**6,069**	6,015	-	-	**226**	210	**6,295**	6,225
Noncurrent liabilities	**9,344**	11,102	-	-	**1**	1	**9,345**	11,103
Shareholders' equity	**3,993**	4,690	-	-	**41**	32	**4,034**	4,722

(In millions of Brazilian reais, unless otherwise stated)

30. Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

- Purchase of fixed assets not paid yet as note 14.1;
- Purchase of intangible assets not paid yet as note 15;
- New leasing contracts as note 21.2;
- Transaction Program regulated by the São Paulo State Attorney's Office: in note nº 18.1.

31. Assets held for sale or distribution

The company has ongoing negotiations aimed at selling gas stations located in different regions of Brazil through several transactions with different potential buyers, and the property where its administrative headquarters are located in São Paulo city (note nº 1.5).

	Parent Company		Consolidated	
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Real state/land	107	-	107	-
Gas Stations	85	-	97	-
Assets held for sale	192	-	204	-
Gas Stations	18	-	22	-
Real estate/land	110	-	110	-
Liabilities held for sale	128	-	132	-

(In millions of Brazilian reais, unless otherwise stated)

32. Discontinued operations

(a) Descontinued operation gas stations:

The company presents the operation of gas stations as a discontinued activity. Below is the income statement

Statements of Operations:	09.30.2024	09.30.2023
Net operationg revenue	**1,116**	1,084
Gross profit	**95**	89
Income before income tax and social contribution	**17**	10
Net income	**17**	10

(b) Descontinued operation Extra Hiper, former subsidiaries and fuel stations

On December 31, 2021, the Company started the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. GPA has ongoing negotiations aimed at selling gas stations. The net tax effects of these discontinued operations totaled an expense of R$371 on September 30, 2024, mainly related to the subscription in installments to the transaction program regulated by the São Paulo State Attorney's Office in the amount of R$192 (see note no. 18. 1) and tax contingencies and labor compensation (expense of R$440 on September 30, 2023).

(c) Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	09.30.2024	09.30.2023
Éxito Group	-	(1,555)
Extra Hiper and ex-subsidiaries	**(388)**	(450)
Gas stations	**17**	10
Net income from discontinued operations	**(371)**	(1,995)

(In millions of Brazilian reais, unless otherwise stated)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Board of Directors of
Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição ("Company"), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2024, which comprises the balance sheet as at September 30, 2024 and the related statements of profit and loss and of comprehensive income for the three and nine-month periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The aforementioned interim financial information includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2024, prepared under the responsibility of the Company's Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 5, 2024

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Randal Ribeiro Sylvestre
Engagement Partner